VIA EDGAR

Paul Cline

Senior Accountant

United States Securities and Exchange Commission

Mail Stop

4561 100 S Street, Northeast

Washington, D.C. 20549

RE: CoBiz Inc. Form 10-K filed March 14, 2005, File No. 001-15955

Dear Mr. Cline:

This letter is in response to the comments raised in your letter dated May 18, 2005 with respect to our Form 10-K filed on March 14, 2005 (Form 10-K). We have carefully assessed your comments, and are agreeable to augmenting our disclosures to enhance the overall quality of the disclosures in our filings. However, after review of our original filing, we believe that we were compliant with the applicable disclosure requirements.  We therefore respectfully submit that it would be more appropriate to include the augmented disclosure noted below on a prospective basis in our future quarterly and annual filings rather than amending past filings.

For your convenience, we have set out below each of your comments contained in your May 18, 2005 letter, followed in each case by our responses shown in bolded text.

Note 2. Acquisitions – page F-18

1.               Please revise for the following for each of your acquisitions:

a)              Disclose how any contingent consideration is distributed to the former shareholders.  For example, do the former shareholders receive a pro rata share of the consideration based on the prior ownership percentage or is some other method applied?

b)             More specifically disclose the significant terms of the earn-out agreements, profits interest units and any other contingent consideration.  Specifically discuss the possible range of payouts based on past performance and future operating estimates.

c)              Discuss the key differences between the profits interest units and the earn-out provisions.

d)             Disclose the amount of goodwill allocated to each operating segment.

We have revised the disclosure and respectfully submit that the following disclosure (marked to show changes from Form 10-K) will be included in our next quarterly filing and in subsequent quarterly and annual filings, as appropriate;

Green Manning and Bunch, Ltd. (“GMB”)

In the acquisition: (i) the corporate general partner of GMB was merged into CoBiz GMB, Inc., with the shareholders of the general partner receiving a combination of cash, shares of CoBiz common stock, and the right to receive future earn-out payments; and (ii) CoBiz GMB, Inc. acquired all of the limited partnership interests of GMB in exchange for cash, shares of CoBiz GMB, Inc. Class B Common Stock (the “CoBiz GMB, Inc. Shares”), and the right to receive future earn-out payments for the fiscal years 2001 through 2005.  Pursuant to the merger agreement, the earn-out payments for each of the years 2002 through 2005

June 7, 2005

shall equal a percentage of the excess of GMB’s earnings before interest, taxes, depreciation, and amortization as defined in the GMB merger agreement (“GMB EBITDA”), for the year, over a set hurdle rate.  The earn-out payments will be paid in cash to the former owners of GMB in proportion to their respective ownership immediately prior to the acquisition.

The merger agreement does not provide for a minimum earn-out, nor does it cap the total amount that may be paid.  No earn-out payments were required for the years 2001 through 2003 because GMB EBITDA did not exceed the hurdle rate in those years.  As of December 31, 2004, the Company accrued $1,069,000 for the 2004 earn-out payment based on GMB EBITDA of $3,277,143, which was paid in the first quarter of 2005. The accrued earn-out payment increased Goodwill. The earn-out payment for 2005 will depend on the GMB EBITDA for that year.   Management estimates that the 2005 earn-out payment, which is the final year of the agreement, will range from $0 to $1,100,000.

Alexander Capital Management Group LLC (“ACMG”)

The terms of the ACMG merger agreement provide for additional earn-out payments for each of the twelve months ended on March 31, 2004, 2005, and 2006 to be paid to the former shareholders of Alexander Capital Management Group, Inc. in proportion to their respective ownership immediately prior to the acquisition.  All earn-out payments shall be made 40% in cash and 60% in CoBiz Stock.

The earn-out payment for the 12 months ended March 31, 2004 was equal to a multiple of  ACMG’s earnings before interest, taxes, depreciation, and amortization as defined in the ACMG merger agreement (“ACMG EBITDA”).  The earn-out payments for 2005 and 2006 will be equal to a multiple of the excess, if any, of each year’s ACMG EBITDA over the ACMG EBITDA for the previous year.  During 2004, the Company paid $815,000 for the earn-out period ended on March 31, 2004 based on ACMG EBITDA of $163,000.  The payment consisted of $326,000 in cash and 36,988 shares of CoBiz stock valued at $489,000.  In addition, during 2005 the Company paid $2,242,000 for the earn-out period ended on March 31, 2005, based on ACMG EBITDA of $611,430. The payment consisted of $897,000 in cash and 68,215 shares of CoBiz stock valued at $1,345,000.  The earn-out payments increased Goodwill.  An earn-out payment will be due for the period ending March 31, 2006 only if the ACMG EBITDA for that period exceeds $611,430.  At the end of the earn-out period, if the total earn-out payments are less than 2.08 times the total aggregate ACMG EBITDA during the three-year earn-out period, an additional earn-out payment will be made equal to such deficiency.   Management estimates that the 2006 earn-out payment, which is the final year of the agreement, will range from $808,000 to $2,200,000.

In addition to the earn-out, the former shareholders of Alexander Capital Management Group, Inc. were issued 200,000 Profits Interest Units pursuant to a Unitholders’ Agreement, representing a 20% interest in the profits and losses of ACMG in periods following the acquisition (but no interest in the value of ACMG as of the date of the acquisition), which is reflected in the accompanying consolidated statements of condition as a component of “Accrued interest and other liabilities” and is included in “Other” non-interest expense in the consolidated statements of income and comprehensive income.  Unlike the earn-out payments, which are based on a multiple of earnings for a specified period of time, the Profits Interest Units entitle the holders to share in the earnings of ACMG for as long as they are held.   Pursuant to the terms of the Unitholders’ Agreement, under certain circumstances, the Company has the ability to call  the Profits Interest Units at a price based on a multiple of the trailing 12 months ACMG EBITDA.  Likewise, the holders of the Profits Interest Units have, under certain circumstances, the ability to put  the Profits Interest Units to the Company at a price based on a multiple of the trailing 12 months  ACMG EBITDA.

Financial Designs Ltd. (“FDL”)

The terms of the FDL merger agreement provide for additional earn-out payments for each of the calendar years 2003 through 2007 to be paid to the former shareholders of FDL in proportion to their respective ownership immediately prior to the acquisition.  The earn-out payments are payable 50% in cash and 50% in CoBiz common stock.

The earn-out payment for the 2003 calendar year was equal to a multiple of FDL’s earnings before interest, taxes, depreciation, and amortization as defined in the FDL merger agreement (“FDL EBITDA”) for 2003.   During 2004, the Company paid $18,898,000 for the 2003 earn-out payment owed to the former shareholders of FDL based on FDL EBITDA of $3,485,439 for 2003, which had previously been accrued in 2003. The payment consisted of $9,449,000 in cash and 813,948 shares of CoBiz stock valued at $9,449,000.

No earn-out payment was payable for the 2004 calendar year because FDL EBITDA for 2004 of $1,285,000 did not exceed FDL EBITDA for 2003.

The earn-out payments for the 2005 to 2007 calendar years are calculated on the excess of each calendar year’s FDL EBITDA over a hurdle rate which is equal to the highest previously recognized FDL EBITDA for the 2004 through 2006 calendar years.  The earn-out payments for these calendar years will be based on a range of multiples, dependent on performance.

The merger agreement does not provide for a minimum earn-out, nor does it cap the total amount that may be paid.  Therefore, future earn-outs payments will depend on the financial results of FDL during the earn-out period.  If FDL EBITDA for 2005 were the same as FDL EBITDA for 2004, then no earn-out payment will be due.   Management estimates that total cumulative earn-out payments for 2005 to 2007 may range from $677,000 to $3,500,000.

GENERAL

Earn-out payments for the GMB, ACMG and FDL transactions are treated as additional costs of the acquisitions and recorded as goodwill in accordance with EITF 95-08 Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination.  Goodwill arising from these transactions is allocated between the operating segments expected to benefit from the acquisitions.  See Note 7 “Goodwill and Intangible Assets” for the amount of goodwill allocated to each operating segment.

2.               Please revise to discuss why you structure your acquisition agreements using contingent consideration.  In your discussion, please discuss the benefits and risks.

We believe it would be most appropriate to expand the discussion on our use of earn-outs within the MD&A section of our next quarterly filing and in subsequent quarterly and annual filings, as appropriate. We will add the following discussion:

The Company has employed a strategy to expand its offering of fee-based products through the acquisition of entities that complement its business model.  We will often structure the purchase price of an acquired entity to include an earn-out, which is a contingent payment based on achieving future performance levels. Given the uncertainty of today’s economic climate and the performance challenges it creates for companies, we feel that the use of earn-outs in acquisitions is an effective method to bridge the expectation gap between a buyer’s caution and a seller’s optimism. Earn-outs help to protect buyers from paying a full valuation up-front without the assurance of the acquisition’s performance; while it allows sellers to participate in the full value of the company provided the anticipated performance does occur.  Since the earn-out payments are determined based on the acquired company’s performance during the earn-out period, the total payments to be made are not known at the time of the acquisition.

3.               Supplementally provide us with the relevant sections of your acquisition agreements and employment contracts with key management personnel of the acquired companies that pertain to contingent consideration and tell us how the amounts are calculated.

The requested information has been provided supplementally.  Please see the revised disclosure for “Note 2. Acquisitions” above for information on how the amounts of the contingent consideration are calculated.

4.               Supplementally tell us how you considered the factors of EITF 95-08 in your determination that the contingent consideration for each of the acquisitions should be accounted for as additional costs of the acquisitions and recorded as goodwill.

In evaluating the contingent consideration paid in our acquisitions, we considered APB No. 16 paragraph 80 (as amended by SFAS 141 paragraph 28) which states that additional consideration based on earnings should be included as part of the purchase price.  Specifically, the guidance states that: “Additional consideration may be contingent on maintaining or achieving specified earnings levels in future periods. When the contingency is resolved and additional consideration is distributable, the acquiring corporation should record the current fair value of the consideration issued or issuable as additional cost of the acquired company.”

We also considered the factors in EITF 95-08 to evaluate whether contingent consideration should be treated as additional purchase price or as compensation, including the following factors:

•                  terms of continuing employment;

•                  components of shareholder group;

•                  reasons for contingent consideration;

•                  formula for determining contingent consideration; and

•                  other agreements and issues

Each of the acquisitions was structured such that the earn-out payments will be made regardless of the employment status of the former owners of the companies.  The Company has certain call rights with respect to the Profits Interest Units of ACMG; however payments made with respect to such Profit Interest Units are included in operations and are not accounted for as additional purchase consideration.  The non-employee shareholders in the ACMG acquisition participate in the earn-outs in the same manner as the employee shareholders.  The earn-out payments for each of the acquisitions described above was structured so that the initial purchase price was less than the estimated value of the acquired companies with the intention that additional consideration would be paid in the form of earn-outs if certain performance criteria were met.  The earn-out payments for each of the acquisitions described above are based on the earnings of the acquired company and such payments in each case are made based on the pro rata ownership of the acquired entity prior to the acquisition.  The earn-out payments are multiples or very substantial percentages of annual income.  We have been informed by the former owners of FDL and ACMG that they intend to treat the earn-out payments as additional merger consideration for tax purposes.  We have no reason to believe that the former owners of GMB would treat the earn-out payments as anything other than additional merger consideration for tax purposes.  The compensation structure of the principals has not significantly changed from the compensation levels prior to the acquisitions.  As discussed in 2. above, the earn-out provisions were included to reduce the risk to CoBiz in the acquisition by initially paying a value at the low end of a range.  Finally, when the Company intended to provide a separate profit sharing arrangement (i.e., ACMG Profits Interest Units) it was isolated from the earn-out provision and not treated as additional purchase consideration.  Accordingly, we believe that the contingent consideration should be treated as additional purchase price for the acquisitions.

Note 7. Goodwill and Intangible Assets – page F-24

5.               Please revise to disclose why you include FDL in the insurance segment for segment disclosure and goodwill impairment testing.

We have revised the disclosure and respectfully submit that the following discussion will be included in our next quarterly filing and in subsequent quarterly and annual filings, as appropriate:

The insurance segment includes the activities of FDL and CoBiz Insurance, Inc. FDL provides employee benefits consulting and brokerage, wealth transfer planning and preservation for high-net-worth individuals, and executive benefits and compensation planning. FDL represents individuals and companies in the acquisition of institutionally priced life insurance products to meet wealth transfer and business needs. Employee benefit services include assisting companies in creating and managing benefit programs such as medical, dental, vision, 401(k), disability, life and cafeteria plans. CoBiz Insurance, Inc. provides commercial and personal property and casualty insurance brokerage, as well as risk management consulting services to individuals and small and medium-sized businesses. The majority of the revenue for both FDL and CoBiz Insurance is derived from insurance product sales and referrals, and are paid by third-party insurance carriers.  Insurance commissions are normally calculated as a percentage of the premium paid by our clients to the insurance carrier, and are paid to us by the insurance carrier for distributing and servicing their insurance products.

Exhibits 31.1 Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer and 31.2 Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer

6.               We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form.  The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect.  Accordingly, please revise your filing to include certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

We have corrected the certifications to use the term “report” instead of “Annual Report” to conform exactly to the form set forth in Item 601(b)(31) of Regulation S-K and respectfully submit that the corrected certifications will be included in our next quarterly report.

**********

CoBiz acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any actions with respect to the filing; and

•                  CoBiz may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please contact me at (303) 312-3458 if you have any questions.

Sincerely,

/s/ Lyne Andrich

Lyne Andrich
Executive Vice President & Chief Financial Officer
CoBiz Inc.

SUPPLEMENTAL MATERIALS RELATING TO

ACQUISITION OF ALEXANDER CAPITAL MANAGEMENT GROUP, INC.

Attached please find the relevant sections of the following documents from the acquisition of Alexander Capital Management Group, Inc. relating to contingent consideration:

1.                                       Amendment to acquisition agreement dated February 12, 2004;

2.                                       Acquisition agreement dated as of December 23, 2002 (including relevant exhibits thereto); and

3.                                       Unitholders’ Agreement dated as of April 1, 2003

[CoBiz Inc. letterhead]

February 12, 2004

Howard T. Alexander

1099 18th St., Suite 2810

Denver, Colorado 80202

Dear Mr. Alexander:

Reference is made to the Agreement and Plan of Merger (the “Agreement”), dated as of  December 23, 2002, by and among CoBiz Inc., CoBiz Merger Sub, Inc. (now named CoBiz ACMG, Inc.), Alexander Capital Management Group, Inc., and Howard T. Alexander, Robert J. Reed, John G. Phoenix, Steven C. Vannelli and Rita Koch Day (the “Shareholders”), and solely for purposes of the Additional Shareholder Provisions, Donald H. Putnam, The Lovell Family Trust dated 6/14/99, Jeffrey D. Lovell and Elaine W. Lovell Trustees, and Mary Pat Thornton (the “Additional Shareholders”), pursuant to which you are authorized to act as Seller’s Agent on behalf of the Shareholders and Additional Shareholders with respect to certain matters that are the subject of the Agreement, including amending or otherwise modifying the Agreement.  Unless otherwise defined herein, all defined terms in this letter shall have the meanings set forth in the Agreement.

This letter amends certain provisions in the Agreement relating to the Earn-Out Period and Earn-Out Payments, as follows:

(1)                                  The definition of “Earn-Out Period” as set forth in Section 2.1 of the Agreement is hereby amended and restated in its entirety as follows: “The Earn-Out Payments shall be calculated separately for each twelve-month period  ending on March 31, 2004, 2005 and 2006 (the “Earn-Out Period”).”

(2)                                  The reference in Section 2.2 to “calendar years 2003 through 2005” is  hereby amended to refer to “ twelve-month periods ending March 31, 2004 through 2006”.

(3)                                  All references in Section 2.2 to “2003”, “2004” or “2005” are hereby amended to refer to “the twelve-month period ending March 31, 2004”, “the twelve-month period ending March 31, 2005” or “the twelve-month period ending March 31, 2006”, respectively.

(4)                                  The reference in Exhibit K to “fiscal year” is hereby amended to refer to “twelve-month period during the Earn-Out Period”.

(5)                                  All other applicable provisions of the Agreement shall be deemed to have been amended to reflect the general principle embodied by this letter that the “Earn-Out Period” is now comprised of the twelve-month periods ending March 31, 2004, 2005 and 2006, instead of calendar years 2003 through 2005.

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of  December 23, 2002, is entered into by and among CoBiz Inc., a Colorado corporation (“CoBiz”), CoBiz Merger Sub, Inc., a Colorado corporation (“Merger Sub” and together with CoBiz, the “Acquirors”), Alexander Capital Management Group, Inc., a Colorado corporation (“ACMG”), and Howard T. Alexander, Robert J. Reed, John G. Phoenix, Steven C. Vannelli and Rita Koch Day (the “Shareholders” and, together with ACMG, the “Sellers”), and solely for purposes of the Additional Shareholder Provisions (as defined in Exhibit A), Donald H. Putnam, The Lovell Family Trust dated 6/14/99, Jeffrey D. Lovell and Elaine W. Lovell Trustees, and Mary Pat Thornton (the “Additional Shareholders”).

Recitals

A.                                   The Shareholders and the Additional Shareholders own approximately 86% and 14% respectively of the issued and outstanding stock of ACMG.  Merger Sub is a wholly owned subsidiary of CoBiz.

B.                                     The Boards of Directors of the Acquirors and ACMG have determined that it is advisable and in the best interests of their respective shareholders for ACMG to merge with and into Merger Sub (the “Merger”), with the outstanding shares of ACMG being converted into a combination of cash, CoBiz Stock (capitalized terms not otherwise defined are used as defined in Exhibit A) and the right to receive Earn-Out Payments, all on the terms and conditions set forth in this Agreement.

C.                                     Immediately after the consummation of the Merger, Merger Sub will contribute all of the assets and operations of ACMG to Alexander Capital Management Group, LLC (“ACMG LLC”), a wholly owned subsidiary of Merger Sub.

D.                                    The parties intend that the Merger will qualify as a reorganization within the meaning of § 368(a)(2)(D) of the Code.

Agreement

Accordingly, in consideration of the premises and the mutual covenants set forth herein, the parties to this Agreement agree as follows:

SECTION 2
EARN-OUT PAYMENTS

2.1                               Structure.  In addition to the other consideration payable in the Merger, the Shareholders and the Additional Shareholders shall be entitled to receive earn-out payments determined and payable as provided in this Section 2 (the “Earn-Out Payments”).  All Earn-Out Payments shall be made 40% in cash and 60% in CoBiz Stock valued at its Fair Market Value as of the date the Earn-Out Payment is made.  The Earn-Out Payments shall be calculated separately for each of the calendar years 2003 through 2005 (the “Earn-Out Period”).  The Earn-Out Payments will be made to the Shareholders and the Additional Shareholders in proportion to the Shareholders’ and the Additional Shareholders’ respective ownership of ACMG Stock immediately prior to the Closing; provided, that if an Employee Call Event (as defined in the Unitholders’ Agreement) occurs at any time during the Earn-Out Period with respect to any

Shareholder that owned less than 10% of the ACMG Stock immediately prior to the Closing, then such Shareholder shall not be entitled to any Earn-Out Payments for the year in which the Employee Call Event occurs or for any subsequent years during the Earn-Out Period and any such forfeited Earn-Out Payments shall be redistributed among the other Shareholders and Additional Shareholders in proportion to the eligible Shareholders’ and Additional Shareholders’ relative pro rata ownership of such stock immediately prior to the Closing.  The rights of the Shareholders and the Additional Shareholders to receive the Earn-Out Payments shall arise automatically at the Effective Time without further act by CoBiz or Merger Sub.

2.2                               Amount.  The Earn-Out Payment for each of the calendar years 2003 through 2005 shall be based on the EBITDA of ACMG LLC for such year.  The Earn-Out Payment for 2003 shall equal five times ACMG LLC’s EBITDA for such year.  The Earn-Out Payment for each of 2004 and 2005 shall equal five times the excess, if any, of ACMG LLC’s EBITDA for such year over its EBITDA for the previous year.  At the end of the Earn-Out Period, if total Earn-Out Payments are less than 2.08 times ACMG LLC’s total aggregate EBITDA during the Earn-Out Period, then CoBiz shall make an additional Earn-Out Payment in respect of 2005 equal to the amount of such deficiency.

2.3                               Payment.  The Earn-Out Payments for each year under Section 2.2 shall be made as soon as reasonably practicable after the end of that year.  Each payment shall be made not later than 10 days after CoBiz publicly announces its earnings for the year to which the payment relates, and sooner if EBITDA for such year can be reliably determined.

2.4                               Adjustments.  If, after any Earn-Out Payments are made, the EBITDA of ACMG LLC for the relevant period is adjusted in order to comply with GAAP as a result of any audit, any review of CoBiz’s financial statements by its independent auditors or any regulatory examination, the Earn-Out Payments shall be recalculated and appropriate adjusting payments shall be made to or by the Shareholders and the Additional Shareholders.  If the Shareholders and the Additional Shareholders disagree with any adjustments proposed to be made under this Section 2.4, they shall have an opportunity to meet with CoBiz and CoBiz’s independent auditors in order to discuss such adjustments and the proper application of the relevant accounting principles.  CoBiz will consider and cause its auditors to consider in good faith the position of the Shareholders and the Additional Shareholders with respect to such accounting issues.  In the event the parties are unable to agree upon such adjustments, either party may have such disagreement resolved pursuant to arbitration provided for in Section 10.1.

2.5                               Responsibility for Earn-Out Payments.  CoBiz and Merger Sub shall be jointly and severally liable for all Earn-Out Payments due to the Shareholders and the Additional Shareholders.  Any payments due from the Shareholders and the Additional Shareholders under Section 2.4 shall be the several obligations of the Shareholders and the Additional Shareholders in proportion to their ownership of ACMG Stock immediately prior to the Effective Time.

2.6                               Earn-Out Statement; Right to Audit.  The Earn-Out Payments for each period shall be accompanied by a statement signed by an executive officer of CoBiz reflecting the calculation of the Earn-Out Payments in reasonable detail.  Each Shareholder and each

Additional Shareholder shall have the right, at his, her or its expense, to audit the books of ACMG LLC and, to the extent relevant, the books of CoBiz, each of which CoBiz shall make or cause to be made reasonably available to the Shareholders and the Additional Shareholders, to verify the accuracy of the Earn-Out Payments; provided that only one audit shall be conducted by all Shareholders and the Additional Shareholders in respect of the Earn-Out Payment for any given year.  All information obtained in any such audit shall be maintained in confidence and used only for the purpose contemplated by this Section 2.6.  Any such audit shall be conducted upon reasonable notice, during normal business hours and in a manner that does not unnecessarily or unreasonably interfere with the operations of ACMG LLC or CoBiz.  If, as a result of such audit, the Shareholders or the Additional Shareholders believe that an additional Earn-Out Payment is due, they shall notify CoBiz and Merger Sub in writing and shall provide CoBiz and Merger Sub reasonably detailed information reflecting the basis for the additional payment claimed.  Within 10 days of receipt of that notice, CoBiz and Merger Sub shall either pay the additional amount claimed or notify the Shareholders and the Additional Shareholders that CoBiz and Merger Sub disagree with the claim, which notice shall specify the amount, if any, of the additional Earn-Out Payment that CoBiz and Merger Sub agree is due.  If the parties are unable to resolve any disagreement within 10 days after a notice of disagreement is given by CoBiz and Merger Sub, the matter shall be referred to an independent auditor mutually agreeable to the parties, whose determination shall be final and binding upon the parties.  CoBiz and Merger Sub shall make any additional Earn-Out Payment that the independent auditor finds to be due within 10 days after the results of the audit are provided to the parties.  CoBiz and Merger Sub shall pay the cost of any independent audit conducted to resolve a disagreement unless the independent audit reflects that the Shareholders and the Additional Shareholders are not entitled to an additional Earn-Out Payment that exceeds the amount that CoBiz and Merger Sub agreed was due (as specified in their notice of disagreement) in which case the Shareholders and the Additional Shareholders will pay the cost of that independent audit.

2.7                               Non-Transferability of Right to Earn-Out Payments.  The rights of the Shareholders and the Additional Shareholders to receive Earn-Out Payments cannot be sold, assigned, hypothecated or otherwise transferred except to an Affiliate of Shareholder or an Additional Shareholder, by will or pursuant to the laws of descent and distribution.  Any attempted transfer in violation of this provision shall be null and void and neither CoBiz nor Merger Sub shall be bound to recognize any rights in the purported transferee.  In the event that CoBiz or Merger Sub in good faith is uncertain after consulting with outside legal counsel as to the legal rights of any purported transferee or any other person claiming the right to receive Earn-Out Payments, it may withhold the Earn-Out Payments in question until it is presented with a court order establishing the rights of the parties and then pay the amount withheld, without interest, to the person entitled thereto in accordance with that order.  No transfer shall affect the rights of CoBiz and Merger Sub to set off against Earn-Out Payments as provided in Section 7.6.

EXHIBIT A

DEFINITIONS

As used in this Agreement, the following terms have the indicated meanings:

“ACMG” has the meaning set forth in the Introduction.

 “ACMG Stock” means the common stock, $1.00 par value, of ACMG.

“Acquiror” has the meaning set forth in the Introduction.

“Acquiror Disclosure Schedule” has the meaning set forth in Section 3.2.

“Acquisition Transaction” has the meaning set forth in Section 4.1.

“Act” means the Colorado Business Corporation Act, as amended.

“Additional Shareholders” has the meaning set forth in the Introduction.

“Additional Shareholder Provisions” means the following provisions of this Agreement: (i) the last two sentences of Section 1.1; (ii) Section 2.4; (iii) Section 2.5; (iv) the last sentence of Section 2.6; (v) Section 2.7; (vi) Section 3.1; (vii) Section 4.1; (viii) Section 4.9; (ix) Section 5.3; (x) Section 7.3(b); (xi) the last sentence of Section 8.2; (xii) Section 10; and (xiii) the representations and warranties contained in Exhibit C to the extent provided for in the Introduction to Exhibit C.

“Advisers Act” has the meaning set forth in Section 3.1.4(b)(iv) of Exhibit C.

“Advisory Agreement” means an agreement between ACMG and any Person pursuant to which ACMG agrees to provide investment advisory services to such Person.

“Advisory Client” means any Person with whom ACMG has, or as the context requires, has had an Advisory Agreement.

“Affiliate” means, as to any Person, another Person that controls, is controlled by or is under common control with such Person, and control means the power, directly or indirectly, by stock ownership, contract, family relationship, employment, position or otherwise, to significantly influence the business decisions of another Person.

“Agreement” has the meaning set forth in the Introduction.

“Amendment Notice” has the meaning set forth in Section 3.3.

“Business Day” means any day other than a Saturday, Sunday or day on which banks located in Colorado are authorized or required to close.

“Charter Documents” means as to any corporation, its articles of incorporation and bylaws, as amended through the relevant date.

“Claim” has the meaning set forth in Section 7.5.

“Closing” has the meaning set forth in Section 1.5.1.

“Closing Financial Statements” has the meaning set forth in Section 5.2(s).

“Closing Date” has the meaning set forth in Section 1.5.1.

“Closing Run Rate Revenues” means the aggregate annualized revenue associated with all accounts of Advisory Clients on the Closing Date which shall be calculated by taking the product of (i) the market value of such account (as reasonably determined by the Company in accordance with standard industry practice and in consultation with CoBiz) on November 29, 2002 (or in the case of accounts established after such date, on the date of establishment) plus the total amount of additional assets deposited in the account in the ordinary course of business after such date and prior to the Closing Date, minus the total amount of assets that are withdrawn from such account during such period and (ii) the annualized fee schedule for such account as of the Closing Date.

“CoBiz” has the meaning set forth in the Introduction.

“CoBiz Stock” means the common stock, $.01 par value, of CoBiz.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Filings” has the meaning set forth in Section 3.2.7 of Exhibit D.

“Confidential Information” means any information concerning CoBiz, Merger Sub, ACMG, or ACMG LLC or any of their respective Affiliates that is not ordinarily provided to Persons who are not employees of the entity to which the Confidential Information relates except pursuant to a confidentiality agreement, provided that any information that is or becomes publicly known other than as a result of a breach of Section 9.3 of this Agreement shall not be or shall cease to be Confidential Information.

“Contribution Agreement” means the Contribution Agreement to be entered into at or before Closing between ACMG LLC and Merger Sub in the form annexed as Exhibit I.

“Cooperation and Support Agreement” means the Cooperation and Support  Agreements to be entered into at or before the Closing among CoBiz, ACMG LLC and each of the Additional Shareholders in the forms annexed as Exhibit J.

“Disclosure Schedule” has the meaning set forth in Section 3.2.

“Earn-Out Payments” has the meaning set forth in Section 2.1.

“Earn-Out Period” has the meaning set forth in Section 2.1.

“EBITDA” means ACMG LLC’s earnings before interest, taxes, depreciation and amortization, determined in accordance with GAAP and the principles established in Exhibit K.

“Effective Time” has the meaning set forth in Section 1.5.2.

“Employment Agreements” means the Employment Agreements to be entered into at or before the Closing between ACMG LLC and each Shareholder in the forms annexed as Exhibit L.

“Employment Letter Termination Agreement” means the Employment Letter Termination Agreement to be entered into at or before the Closing between ACMG and John G. Phoenix substantially in the form attached as Exhibit S.

“ERISA” has the meaning set forth in Section 3.1.6(b) of Exhibit C.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

“Fair Market Value” of the CoBiz Stock means the average of the closing prices of the CoBiz Stock, as reported by Nasdaq, for the 30 trading days ending with the third trading day prior to the date as of which Fair Market Value is to be determined.

“Financial Statements” has the meaning set forth in Section 3.1.3(a) of Exhibit C.

“Fully Diluted Shares” means, as to any class or series of shares of capital stock of a corporation and as of any date, the number of shares of such class or series then outstanding plus the number of shares issuable upon exercise or conversion of all then outstanding options, warrants, convertible securities or other rights to purchase or acquire shares of such class or series, whether or not then exercisable or in-the-money.

“GAAP” means the generally accepted accounting principles consistently applied from period to period.

“Governmental Authority” means any court, administrative agency or commission or other foreign, federal, state or local governmental authority or instrumentality.

“Income Tax” means any Tax (including any interest, addition to Tax or penalty) based upon or computed by reference to income or profits, and any corporate franchise Tax.

“Income Tax Return” means any Tax Return relating to an Income Tax.

“Indemnifying Party” has the meaning set forth in Section 7.1 and 7.2.

“Indemnitee” has the meaning set forth in Section 7.1 and 7.2.

“Interest Waiver Agreement” means the Interest Waiver Agreement to be executed at or before the Closing by Howard T. Alexander in the form annexed as Exhibit M.

“Licenses” has the meaning set forth in Section 3.1.4(h) of Exhibit C.

“Liens” means all liens, pledges, security interests, mortgages, claims, charges and encumbrances and all options or other rights to purchase or otherwise acquire an interest.

“Loan Restructuring Agreements” means the Loan Restructuring Agreements to be entered into at or before the Closing among ACMG, the Note Entity and each of Jeffrey Thompson and Steven C. Vannelli substantially in the forms annexed as Exhibit N.

“Loss” means all liabilities (whether known or unknown, matured or unmatured, stated or unstated, fixed or contingent), obligations, damages of any kind, judgments, Liens, injunctions, charges, orders, decrees, rulings, demands, claims, losses, assessments, Taxes, fines, penalties, expenses, fees, costs, and amounts paid in settlement (including reasonable attorneys’ and expert witness fees and disbursements in connection with investigating, defending or settling any action or threatened action).  For purposes of Section 7.2, any diminutuion in the value of ACMG as compared to the value it would have had if a representation or warranty of the Sellers or the Additional Shareholders had not been breached shall constitute a Loss.

“Material Adverse Effect” means any effect or change that does have, or would reasonably be expected to have, a material adverse effect on the assets, business, condition (financial or other), operating results or prospects of a specified Person and its subsidiaries, taken as a whole.  The parties hereby agree that the continuation of unprofitable operations of ACMG at the levels projected in the Operations Plan shall not be deemed a Material Adverse Effect.

“Material Contracts” has the meaning set forth in Section 3.1.4(d) of Exhibit C.

“Merger Consideration” has the meaning set forth in Section 1.1.

“Merger Sub” has the meaning set forth in the Introduction.

“Non-Competition Agreement” means the Non-Competition and Non-Solicitation Agreements to be entered into at or before the Closing among CoBiz, ACMG LLC and each of Howard T. Alexander and Robert J. Reed in the forms annexed as Exhibit O.

“Non-Solicitation Agreement” means the Non-Solicitation Agreements to be entered into at or before the Closing among CoBiz, ACMG LLC and each of John G. Phoenix, Steven C. Vannelli and Rita Koch Day in the forms annexed as Exhibit P.

“Note Difference” has the meaning set forth in Section 1.2(j).

“Note Entity” has the meaning set forth in Section 1.2(i).

“Operating Agreement” means the Operating Agreement of ACMG LLC in the form annexed as Exhibit Q.

“Operations Plan” means the current operating budget and business plan for ACMG, a copy of which is annexed as Exhibit R.

 “Person” means an individual, and any corporation, partnership, trust, limited liability company, association, governmental authority or any other entity or organization.

“Personal Property Lease” means any lease of personal property that is not required to be capitalized for accounting purposes.

“Plan of Merger” has the meaning set forth in Section 1.1.

“Plans” has the meaning set forth in Section 3.1.6(a) of Exhibit C.

“Premises” means the facilities ACMG occupies at 1099 18th Street, Denver, Colorado 80202.

“Premises Lease” means the real property lease dated December 18, 1984, between ACMG (f/k/a Alexander Scriver Associates, Inc.) and Stellar Enterprises Ltd, as amended, pursuant to which ACMG occupies the Premises.

“Registration Rights Agreement” means the Registration Rights Agreement to be entered into at or before closing among the Shareholders and CoBiz in the form annexed as Exhibit T.

“Run-Rate Revenue Ratio” means a percentage determined by dividing ACMG’s Closing Run-Rate Revenues by its Signing Run-Rate Revenues.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

“Self-Regulatory Organization” has the meaning set forth in Section 3(a)(26) of the Exchange Act.

“Seller Disclosure Schedule” has the meaning set forth in Section 3.1.

“Sellers” has the meaning set forth in the Introduction.

“Sellers’ Agent” has the meaning set forth in Section 10.18.

“Shareholder” has the meaning set forth in the Introduction.

“Shareholder Notes” means the Promissory Notes dated June 7, 1990 in the principal amount of $25,000, June 21, 1990 in the principal amount of $25,000, July 5, 1990 in the principal amount of $10,000, September 27, 1990 in the principal amount of $5,000, December 20, 1990 in the principal amount of $25,000, March 28, 1991 in the principal amount of $9,000, and June 20, 1991 in the principal mount of $25,000, each made by ACMG and payable to Howard T. Alexander.

“Signing Run Rate Revenues” means the aggregate annualized revenue associated with all accounts of Advisory Clients as of November 29, 2002 which shall be calculated by taking the product of (i) the market value such account (as reasonably determined by the Company in accordance with standard industry practice and in consultation with CoBiz) on November 29, 2002 and (ii) the annualized fee schedule for such account on November 29, 2002.

“Tax” means any federal, state or local tax or any foreign tax (including, without limitation, any net income, gross income, profits, premium, estimated, excise, sales, value added, services, use, occupancy, gross receipts, franchise, license, ad valorem, severance, capital levy, production, stamp, transfer, withholding, employment, unemployment, social security (including

FICA), payroll or property tax, customs duty, or any other governmental charge or assessment), together with any interest, addition to tax, or penalty.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Thompson Note” means the Promissory Note dated August 6, 2002 in the principal amount of $129,600 made by ACMG and payable to Jeffrey Thompson.

“Transaction Agreements” means this Agreement, the Employment Agreements, the Non-Competition Agreements, the Non-Solicitation Agreements, the Cooperation and Support Agreements, the Contribution Agreement, the Unitholders’ Agreement, the Registration Rights Agreement, the Operating Agreement and all other instruments and agreements executed and delivered pursuant to this Agreement.

“Unitholders’ Agreement” means the Unitholders’ Agreement to be entered into at or before closing between the Shareholders and Additional Shareholders and ACMG LLC in the form annexed as Exhibit U.

“Vannelli/ACMG Note” means the Promissory Note dated August 27, 2002 in the principal amount of $74,756.25 made by Steven C. Vannelli and payable to ACMG.

“Vannelli/Colorado Business Bank Note” means the Promissory Note dated August 23, 2002 in the principal amount of $25,000 made by Steven C. Vannelli and payable to Colorado Business Bank.

EXHIBIT K

CALCULATION OF EBITDA

The calculation of EBITDA shall be prepared on a basis consistent with the prior calculations of EBITDA prepared by ACMG and submitted to representatives of CoBiz.  As CoBiz assumes responsibilities for administrative or other services of ACMG, CoBiz and a representative of the Shareholders shall agree on the appropriate expense to be allocated to ACMG for such services; provided, that any direct costs attributable to ACMG, including but not limited to annual external audits, tax preparation, benefits costs, and CoBiz communications (hourly billed rates) will be direct pass through costs without mark-up to ACMG.  In no event shall such expense allocations (not including any direct costs attributable to ACMG) exceed $40,000 in any given fiscal year.  The parties have agreed that any premiums payable on any errors and omissions insurance policies procured for the benefit of ACMG LLC or its officers, directors or other agents and in effect after the Closing will not be counted as expenses for purposes of any EBITDA calculation.

CoBiz and a representative of the Shareholders shall agree on an appropriate adjustment to EBITDA to reflect the principle that the calculation of EBITDA shall not include any revenues derived from business transferred from the Private Asset Management division of CoBiz to ACMG LLC, and shall not include any expenses associated therewith including the accompanying transfer of personnel to ACMG LLC; provided, that if any of such transferred personnel shall generate a material amount of new business for ACMG LLC after the Closing, then the parties shall agree upon a reasonable expense allocation attributable to such personnel which shall be counted for purposes of any EBITDA calculation.

UNITHOLDERS’ AGREEMENT

This Agreement (this “Agreement”) is made as of April 1, 2003, by and among CoBiz Inc., a Colorado corporation (“CoBiz”), CoBiz ACMG, Inc., formerly known as CoBiz Merger Sub, Inc., a Colorado corporation (“CoBiz ACMG”), Alexander Capital Management Group, LLC, a Colorado limited liability company (the “Company”), Howard T. Alexander (“Alexander”), Robert J. Reed (“Reed”), John G. Phoenix (“Phoenix”), Steven C. Vannelli (“Vannelli”), Rita Koch Day (“Day”), Donald H. Putnam (“Putnam”), The Lovell Family Trust dated 6/14/99, Jeffrey D. Lovell and Elaine W. Lovell, Trustees (“Lovell”), and Mary Pat Thornton (“Thornton”) (collectively, Alexander, Reed, Phoenix, Vannelli, Day, Putnam, Lovell and Thornton are referred to herein as the “Individual Unitholders”).

Recitals

A.                     Pursuant to the Operating Agreement of the Company dated as of the date hereof (the “Operating Agreement”), the Company is authorized to issue two classes of membership units (collectively, the “Units”): Profits Interest Units and Common Units.  CoBiz ACMG and the Individual Unitholders (collectively, the “Initial Members”) are the owners of the outstanding Units as follows:

Unitholder	Initial Number of Units
CoBiz ACMG	800,000 Common Units
Alexander	119,232 Profits Interest Units
Reed	25,539 Profits Interest Units
Phoenix	10,004 Profits Interest Units
Vannelli	10,004 Profits Interest Units
Day	8,513 Profits Interest Units
Putnam	12,197 Profits Interest Units
Lovell	8,907 Profits Interest Units
Thornton	5,604 Profits Interest Units

B.                       The parties wish to provide for certain rights and obligations with respect to their Units as provided in this Agreement.

Agreement

In consideration of the mutual promises contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

2.                                       Tag Along and Drag Along Rights.

(a)                                  If CoBiz ACMG or any Affiliate (as defined in Section 3(a)) of CoBiz ACMG (each a “CoBiz Seller”) proposes to sell more than a majority of the aggregate Common Units owned by CoBiz ACMG and its Affiliates, other than to CoBiz ACMG or an Affiliate of CoBiz ACMG, then any Individual Unitholder and any Permitted Transferee (as defined in Section 3(a)) to whom Profits Interest Units have been transferred by an Individual Unitholder

(either, a “PI Unitholder”) shall have the right to participate in the sale and may be required by the CoBiz Seller to participate in the sale (those PI Unitholders who elect to participate or are required to participate being referred to as the “Participating Unitholders”), on a pro rata basis with the CoBiz Seller, all as described more fully below.  Subject to Section 2(b), “pro rata basis”, for purposes of this Section, means the number of Units determined by multiplying (i) the quotient determined by dividing the number of Profits Interest Units then held by the Participating Unitholder by the aggregate number of Units then held by the CoBiz Seller and all Participating Unitholders by (ii) the total number of Units to be sold in such sale including Units held by the Participating Unitholders, rounded to the nearest whole Unit.  Notwithstanding any other provision of this Section 2, a proposed sale by the CoBiz Seller under this Section 2(a) may include all outstanding Units of the Company, even though the CoBiz Seller does not own all of such Units.

(b)                                 The PI Unitholders acknowledge that the value of a Profits Interest Unit is less than the value of a Common Unit because a Profits Interest Unit represents only the right to participate in the profits and losses of the Company after the date that the Profits Interest Unit was granted.  If a proposed sale under this Section 2 involves all outstanding Units of the Company, the aggregate consideration for the Units shall be shared by the CoBiz Seller and the PI Unitholders in proportion to the amounts they would receive if all of the Company’s assets were sold for the value implied in the proposed sale, the Company were liquidated and its assets were distributed in accordance with the Operating Agreement. If the proposed sale involves less than all outstanding Units, the CoBiz Seller shall consult with the PI Unitholders who choose to participate in such sale and negotiate in good faith with the prospective purchaser to structure a transaction that includes the Profits Interest Units that Participating Unitholders have elected to include in the sale, which may require an increase in the total number of Units to be sold so that the purchaser would receive the same aggregate value as if the sale consisted entirely of Common Units.  In any event, the aggregate consideration in the partial sale shall be shared by the CoBiz Seller and the Participating Unitholders in proportion to the amounts they would receive in respect of the Units sold if all of the Company’s assets were sold at the value implied by the proposed sale, the Company were liquidated and its assets were distributed in accordance with the Operating Agreement.

(c)                                  The CoBiz Seller shall provide the PI Unitholders notice of the proposed sale (a “Sale Notice”) not less than 20 days before the sale is to be consummated.  The Sale Notice must include a description of the proposed sale, including the number of Units to be sold, the identity of the proposed purchaser (the “Purchaser”), the consideration to be received for the Units, the expected timing of the transaction and any other material terms of the transaction.  If a written offer has been received from the Purchaser or an agreement with the purchaser has been signed, the Sale Notice shall be accompanied by a copy of that offer or agreement.  All of the information contained in the Sale Notice shall be subject to modification as provided in Section 2(b), without the need for the CoBiz Seller to send a new Sale Notice.

(d)                                 If the CoBiz Seller desires to require the PI Unitholders to participate in the sale, the Sale Notice shall state that the PI Unitholders are required to participate pursuant to this Section 2(d).  Any such requirement shall apply ratably to all PI Unitholders based on the number of PI Units owned.

(e)                                  If the CoBiz Seller does not require the PI Unitholders to participate in the sale as set forth in Section 2(d), the PI Unitholders may elect to participate in the proposed sale by delivering written notice (a “Participation Notice”) to the CoBiz Seller within 10 days after the delivery of the Sale Notice by the CoBiz Seller.  If any PI Unitholder does not deliver a Participation Notice within that period and has not been required to participate in the sale by the CoBiz Seller, the PI Unitholder shall be deemed to have elected not to participate in the sale described in the Sale Notice.  The Participation Notice must state the maximum number of Profits Interest Units the PI Unitholder elects to include in the sale, which number will be subject to the pro rata limitations described above.  The CoBiz Seller may not proceed with the sale of its Common Units in the proposed sale transaction unless the Purchaser agrees to purchase the Profits Interest Units (subject to any pro rata limitations) of the Participating Unitholders who have elected to participate in the sale pursuant to this Section 2(e).

(f)                                    The Participating Unitholders in any sale shall enter into an agreement directly with the Purchaser for the sale of their Profits Interest Units on substantially the same terms as the agreement pursuant to which Common Units are to be sold.

(g)                                 The CoBiz Seller shall bear all expenses incurred by it in any sale under this Section 2, including the fees and expenses of counsel, accountants, investment bankers and other advisors retained by the CoBiz Seller.  The Participating Unitholders shall bear all  expenses incurred by them in any sale under this Section 2, including the fees and expenses of counsel, accountants, investment bankers, and other advisors retained by any Participating Unitholder.

(h)                                 The rights and obligations of a CoBiz Seller and the Participating Unitholders under this Section 2 may be modified and any issue relating to the proper interpretation or application of this Section 2, including, without limitation, a determination of the amounts that a CoBiz Seller and the Participating Unitholders would receive upon a liquidation of the Company, may be resolved, in either case, with respect to a particular proposed sale under this Section 2, by agreement of the CoBiz Seller and Participating Unitholders owning a majority of the Profits Interest Units that are to be included in that sale.  Any such modification or resolution shall be binding on the Company and all Participating Unitholders with respect to that sale.

3.                                       Put and Call Rights.

(a)                                  Definitions.  As used in this Section 3, the following terms have the indicated meanings:

“Affiliate” means, as to any Person, another Person that controls, is controlled by or is under common control with such Person, and for that purpose control means the ownership of at least a majority of the equity interest in and voting control of a Person.

“Call Exercise Price” means a price per Profits Interest Unit equal to the amount that the holder of one Profits Interest Unit would receive if all of the Company’s assets were sold for 6.30 times the Company’s EBITDA for the 12-month period concluding with the last month ended prior to the date that a Call Notice is given and the Company were liquidated and its assets distributed in accordance with the Operating Agreement.

“Call Notice” means a notice from the Company to a PI Unitholder electing to exercise the Call Right and specifying the Closing Date.

“Call Right” means the right of the Company to require a PI Unitholder to sell Profits Interest Units to the Company under Section 3.

“Cause” with respect to each Employee PI Unitholder, means (i) the willful failure or gross neglect of the Employee PI Unitholder to perform his or her duties as prescribed in the Employment Agreement, which is not cured within 30 days after the Company gives the Employee PI Unitholder written notice of such failure, specifying in reasonable detail the facts alleged to constitute such failure, (ii) the conviction of the Employee PI Unitholder for any felony or for any theft, embezzlement or improper use of corporate funds, (iii) self-dealing by the Employee PI Unitholder materially detrimental to the Company or CoBiz, (iv) any attempt by Employee PI Unitholder to obtain any personal profit from any transaction in which the Company has an interest, except as approved by the Board of Directors of the Company, (v) any breach of the terms of this Agreement or Paragraph 5 of the Employment Agreement by the Employee PI Unitholder and any material breach of Paragraph 6 of the Employment Agreement by the Employee PI Unitholder, (vi) any failure of the Employee PI Unitholder to comply with any express directive of the Board of Directors of the Company, provided that such directive is not inconsistent with applicable law or Section 1(b) of this Agreement, or (vii) chronic and repeated substance abuse by the Employee PI Unitholder, after a reasonable opportunity for counseling and treatment.

Change of Control” means any event pursuant to which any Person other than CoBiz or any of its Affiliates acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934) of more than 50% of the combined voting power of the then outstanding voting securities of the Company.

“Closing Date” means the date specified in a Put Notice or a Call Notice, which shall not be less than 5 nor more than 10 days after the notice is given, upon which Profits Interest Units will be purchased by the Company.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“EBITDA” means the Company’s earnings before interest, taxes, depreciation and amortization determined in accordance with the principles established in Exhibit B.

“Employee Call Date” means, with respect to any Employee PI Unitholder, the first to occur of (i) an Employee Call Event with respect to such Employee PI Unitholder, (ii) a Change of Control, or (iii) a Liquidity Event.

“Employment Agreement” means the Employment Agreements entered into as of the date hereof between the Company and each of the Employee PI Unitholders, as from time to time amended.

“Employee Call Event” means, with respect to any Employee PI Unitholder, the first to occur of (i) the date of termination of that Employee PI Unitholder’s employment with the Company by the Employee PI Unitholder without Good Reason or by the Company for Cause if such termination occurs prior to January 1, 2007, (ii) the date of termination of that Employee PI Unitholder’s employment with the Company for any reason if such termination occurs on or after January 1, 2007, or (iii) January 1, 2007, if that Employee PI Unitholder’s employment with the Company was terminated prior to January 1, 2007 by the Employee PI Unitholder with Good Reason or by the Company without Cause.  In the event that any Profits Interest Units are transferred to a Permitted Transferee, the termination of the employment of the original Employee PI Unitholder of such Profits Interest Units shall be an Employee Call Event with respect to the Permitted Transferee, and the Permitted Transferee shall have the same rights and obligations under this Section 3 as a result of the presence or absence of Cause or Good Reason for such termination as the original Employee PI Unitholder would have had.

“Employee PI Unitholders” means Alexander, Reed, Phoenix, Vannelli and Day and any Permitted Transferee to whom any such Person transfers Profits Interest Units.

“Employee Put Date” means, with respect to any Employee PI Unitholder, the first to occur of (i) an Employee Put Event with respect to such Employee PI Unitholder, (ii) a Change of Control, (iii) a Liquidity Event or (iv) a CoBiz Seller gives a Sale Notice pursuant to Section 2(c) that requires the Employee PI Unitholder to participate in the sale.

“Employee Put Event” means, with respect to any Employee PI Unitholder, the first to occur of (i) January 1, 2007, or (ii) the date of termination of that Employee PI Unitholder’s employment with the Company by the employee with Good Reason or by the Company without Cause.  In the event that any Profits Interest Units are transferred to a Permitted Transferee, the termination of the employment of the original Employee PI Unitholder of such Profits Interest Units shall be an Employee Put Event with respect to the Permitted Transferee, and the Permitted Transferee shall have the same rights and obligations under this Section 3 as a result of the presence or absence of Cause or Good Reason for such termination as the original Employee PI Unitholder would have had.

“Good Reason” with respect to each Employee PI Unitholder, means (i) any reduction of the Employee PI Unitholder’s compensation below the amount set forth in Section 3 of the Employment Agreement of such Employee PI Unitholder without the Employee PI Unitholder’s consent, (ii) any material breach by the Company of its obligations under Sections 3 and 8 of the Employment Agreement or any material breach by the Company of Section 1(b) of this Agreement which in either case is not cured within 30 days after the Employee PI Unitholder  gives the Company written notice of such breach, specifying in reasonable detail the facts alleged to constitute such breach or (iii) the death or permanent and total disability (as defined in Section 22(e)(3) of the Code) of Employee PI Unitholder.

“Liquidity Event” means the Company is dissolved or liquidated or sells or otherwise disposes of all or substantially all of its assets, unless the transaction constitutes a Reorganization Transaction.

“Non-Employee Call Date” means the first to occur of (i) January 1, 2008, (ii) a Change of Control or (iii) a Liquidity Event.

“Non-Employee PI Unitholders” means Putnam, Lovell and Thornton and any Permitted Transferee to whom any such person transfers Profits Interest Units.

“Non-Employee Put Date” means the first to occur of (i) January 1, 2007, (ii) a Change of Control, (iii) a Liquidity Event or (iv) a CoBiz Seller gives a Sale Notice pursuant to Section 2(c) that requires the Non-Employee PI Unitholders to participate in the sale.

“Permitted Transferee” is used as defined in the Operating Agreement.

“Person” means an individual, and any corporation, partnership, trust, limited liability company, association, governmental authority or any other entity.

“PI Unitholder Event” means, as to any PI Unitholder, the death or bankruptcy of that PI Unitholder.  For that purpose, the bankruptcy of a PI Unitholder means the entry of an order for relief in respect of that PI Unitholder as debtor in a proceeding under any provision of the United States Bankruptcy Code.

“Put Exercise Price” means a price per Profits Interest Unit equal to the amount that the holder of one Profits Interest Unit would receive if all of the Company’s assets were sold for 6.25 times the Company’s EBITDA for the 12-month period concluding with the last month ended prior to the date that a Put Notice is given and the Company were liquidated and its assets distributed in accordance with the Operating Agreement.

“Put Notice” means a notice from a PI Unitholder electing to exercise the Put Right and specifying the Closing Date.

“Put Right” means the right of a PI Unitholder to require the Company to purchase Profits Interest Units under Section 3.

“Reorganization Transaction” means any transaction pursuant to which the Company is dissolved or liquidated, is merged into another legal entity or sells or otherwise disposes all or substantially all of its assets, and immediately following such transaction, CoBiz directly or indirectly owns all or substantially all of the assets and the business continues to be substantially conducted as previously conducted by the Company.

(b)                                 Put Right.  At any time on or after the Employee Put Date with respect to an Employee PI Unitholder and prior to the occurrence of an Employee Call Event, such Employee PI Unitholder may require the Company to purchase all, but not less than all, of the Profits Interest Units held by him or her, at the Put Exercise Price, by giving a Put Notice to the Company.  At any time on or after the Non-Employee Put Date any Non-Employee PI Unitholder may require the Company to purchase all, but not less than all, of the Profits Interest Units held by him or her at the Put Exercise Price, by giving a Put Notice to the Company.  In the event of a Liquidity Event prior to January 1, 2007, where new securities substantially similar to the Profits Interests Units are not issued to the Individual Unitholders, each Individual Unitholder may require the Company to purchase all, but not less than all, of the Profits Interest Units held by him or her at the Put Exercise Price, by giving a Put Notice to the Company.

(c)                                  Call Right.  At any time within five years after the Employee Call Date with respect to an Employee PI Unitholder, the Company may require such Employee PI Unitholder to sell to the Company all, but not less than all, of the Profits Interest Units held by him or her, at the Call Exercise Price, by giving a Call Notice to the Employee PI Unitholder.  At any time on or within five years after the Non-Employee Call Date, the Company may require any Non-Employee PI Unitholder to sell to the Company all, but not less than all, of the Profits Interest Units held by him or her, at the Call Exercise Price, by giving a Call Notice to the Non-Employee PI Unitholder.

(d)                                 Procedure.  On the Closing Date, at the principal executive offices of the Company, (i) the PI Unitholders shall deliver to the Company a written instrument of assignment, in form and substance reasonably satisfactory to the Company, transferring the Profits Interest Units to the Company, together with any certificates representing their Profits Interest Units, duly endorsed for transfer, free and clear of liens, claims and encumbrances, and (ii) the Company shall deliver a cashier’s check for the Put Exercise Price or Call Exercise Price, as applicable, to the PI Unitholders.  The obligations to purchase or sell Profits Interest Units in exchange for the Exercise Price or Call Exercise Price shall be specifically enforceable.  Notwithstanding the failure of any PI Unitholder to assign or deliver certificates representing Profits Interest Units on the Closing Date as required by this Section 3(d), from and after the Closing Date, the Company shall for all purposes be deemed the record and beneficial owner of such Profits Interest Units, the PI Unitholder shall have only the right to receive the Put Exercise Price or Call Exercise Price, as applicable, without interest, and any certificates representing the Profits Interest Units shall represent only the right to receive the Put Exercise Price or Call Exercise Price, as applicable, without interest, upon surrender thereof to the Company.  Notwithstanding the failure of the Company to pay the Put Exercise Price or Call Exercise Price

as applicable on the Closing Date as required by this Section 3(d), from and after the Closing Date, the Company shall for all purposes be deemed the record and beneficial owner of such Profits Interest Units, the PI Unitholder shall have only the right to receive the Put Exercise Price or Call Exercise Price, as applicable, with interest at a rate of 8% per annum from the Closing Date, and any certificates representing the Profits Interest Units shall represent only the right to receive the Put Exercise Price or Call Exercise Price, as applicable, with interest at a rate of 8% per annum from the Closing Date, upon surrender thereof to the Company and payout of such proceeds to the holder thereof.

(e)                                  PI Unitholder Event.  If a PI Unitholder Event occurs in respect of a PI Unitholder, whether or not the Employee Put Date, Non-Employee Put Date, Employee Call Date or Non-Employee Call Date has occurred, at any time after the PI Unitholder Event, such PI Unitholder may exercise the Put Right and the Company may exercise the Call Right, in each case, in respect of all, but not less than all, of the Profits Interest Units held by that PI Unitholder.  All of the other provisions of this Section 3 shall apply to any such exercise.

(f)                                    Conditional Exercise.  If the Company or CoBiz ACMG anticipates a Change of Control or a Liquidity Event, as soon as reasonably practicable after the principal terms of the proposed transaction are known, the Company or CoBiz ACMG shall give notice thereof to the PI Unitholders.  At any time following receipt of that notice and prior to the consummation of the transaction, whether or not the applicable Employee Put Date, Non-Employee Put Date, Employee Call Date or Non-Employee Call Date has occurred, the PI Unitholders may exercise the Put Right and the Company may exercise the Call Right, in each case conditioned upon the occurrence of the Change of Control or the Liquidity Event.  A Put Notice or Call Notice given under this Section 3(f) shall state that it is conditioned upon the Change of Control or Liquidity Event described in the Company’s notice.  If the Put Right or the Call Right is exercised conditionally under this Section 3(f) and the Change of Control or the Liquidity Event occurs, then the purchase of Profits Interest Units in exchange for the applicable Put Exercise Price or Call Exercise Price shall occur as provided in Section 3(d) at the time of the Change of Control or the Liquidity Event.  If the Put Right or the Call Right is exercised conditionally under this Section 3(f) and the Change of Control or the Liquidity Event does not occur, then the Put Notice or the Call Notice shall be deemed withdrawn, without affecting the right to subsequently exercise the Put Right or the Call Right under this Section 3.  If the Put Right or the Call Right is exercised conditionally under this Section 3(f), Section 2 shall not apply to the transaction constituting the Change of Control or the Liquidity Event.  If the Put Right or the Call Right is not exercised conditionally under this Section 3(f), and the Change of Control or Liquidity Event occurs, the Put Right and the Call Right shall each terminate upon the consummation of a Change of Control or Liquidity Event.

(g)                                 Obligation to Pay Exercise Price.  The obligation of the Company to pay the Put Exercise Price or the Call Exercise Price in accordance with the terms of this Agreement shall be the joint and several obligation of CoBiz and the Company.

(h)                                 Reorganization Transaction.  Upon the occurrence of a Reorganization Transaction, CoBiz shall cause the owner of the assets constituting the business previously conducted by the Company to issue securities substantially similar to the Profit Interest Units then owned by the Individual Unitholders.

(i)                                     Tax Effects.  The amount paid to a PI Unitholder upon exercise of a Put Right or a Call Right shall constitute a payment for the PI Unitholder’s interest in partnership property under Section 736(b) of the Code. The Initial Members agree that the fair market value of the redeemed PI Unitholder’s interest in property of the Company shall be equal to the amount of any such payment.

(j)                                     Notification of Reorganization Transaction.  If the Company or CoBiz ACMG anticipates a Reorganization Transaction, as soon as reasonably practicable after the principal terms of the proposed transaction are known, the Company or CoBiz ACMG shall give notice thereof to the PI Unitholders.

SUPPLEMENTAL MATERIALS RELATING TO

ACQUISITION OF GREEN MANNING & BUNCH, LTD.

Attached please find the relevant sections of the following document from the acquisition of Green Manning & Bunch Ltd. relating to contingent consideration:

1.                                       Acquisition agreement dated as of July 10, 2001 (including relevant exhibits thereto).

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”), dated as of July 10, 2001, is entered into by and among CoBiz Inc., a Colorado corporation (“CoBiz”), CoBiz Newco, Inc., a Colorado corporation (“Newco”), Green & Bunch Holdings, Inc., a Colorado corporation (“Holdings”), Green Manning & Bunch, Ltd., a Colorado limited partnership (“GMB”), and James T. Bunch, John R. Green and Warren R. Henson, Jr.

Recitals

A.                                   Holdings is the sole general partner of GMB.  Messrs. Green and Bunch (the “Shareholders”) are the shareholders of Holdings.  Messrs. Green, Bunch and Henson (the “Limited Partners”) are the limited partners of GMB.  Newco is a wholly owned subsidiary of CoBiz.

B.                                     The Boards of Directors of CoBiz, Newco and Holdings have determined that it is advisable and in the best interests of their respective shareholders for (a) Newco to acquire from the Limited Partners the units of limited partnership interest in GMB (the “LP Units”) for a combination of cash, Newco Stock (capitalized terms not otherwise defined are used as defined in Exhibit A) and the right to receive Earn-Out Payments and (b) Holdings to merge with and into Newco (the “Merger”), with the outstanding shares of Holdings Stock being converted into a combination of cash, CoBiz Stock and the right to receive Earn-Out Payments, all on the terms and conditions set forth in this Agreement.

C.                                     In order to avoid the dissolution of GMB upon the acquisition of the LP Units by CoBiz and the Merger, Newco intends to hold a portion of the LP Units through a subsidiary LLC.  For that purpose, the Limited Partners have formed Newco Subsidiary LLC, a Colorado limited liability company, and, prior to the Closing, will transfer LP Units to Newco Subsidiary LLC representing a 1% interest in GMB.  Newco will acquire ownership of these LP Units at the Closing by acquiring Newco Subsidiary LLC.

Agreement

Accordingly, in consideration of the premises and the mutual covenants set forth herein, the parties to this Agreement agree as follows:

SECTION 2

EARN-OUT PAYMENTS

2.1                               Structure.  In addition to the other consideration payable for the LP Units and in the Merger, the Limited Partners and the Shareholders shall be entitled to receive cash payments determined and payable as provided in this Section 2 (“Earn-Out Payments”).  The Earn-Out Payments shall be calculated separately for the year 2001 and for each of the years 2002 through 2005.   The Earn-Out Payments will be made 80% to the Shareholders in proportion to the Shareholders’ respective ownership of Holdings Stock immediately prior to the Closing and 20% to the Limited Partners in proportion to their respective ownership of the LP Units immediately prior to the Closing. The rights of the Shareholders and the Limited Partners to receive the Earn-Out Payments shall arise automatically at the Effective Time without further act by CoBiz or Newco.

2.2                               2001 Earn-Out Payments.  The 2001 Earn-Out Payments shall be based in part on the Revenues of GMB recognized from the Closing Date through December 31, 2001  (“LSM 2001 Revenues”) and in part on the Revenues of GMB recognized in the first quarter of 2002 attributable to binding written Engagement Agreements entered into prior to September 1, 2001 (“Deemed 2001 Revenues”).  If the LSM 2001 Revenues are at least $4,000,000, the Earn-Out Payments in respect of LSM 2001 Revenues shall be $2,000,000; if the LSM 2001 Revenues are less than $4,000,000 but at least $3,000,000, the Earn-Out Payments in respect of LSM 2001 Revenues shall be $1,000,000; and if the LSM 2001 Revenues are less than $3,000,000 the Earn-Out Payments in respect of LSM 2001 Revenues shall be zero.  If LSM 2001 Revenues are less than $4,000,000, but the sum of LSM 2001 Revenues plus Deemed 2001 Revenues (“Total 2001 Revenues”) is at least $3,000,000, then (i) if LSM 2001 Revenues are less than $3,000,000 and Total 2001 Revenues are less than $4,000,000, Earn-Out Payments shall be made in respect of Deemed 2001 Revenues equal to the excess, if any, of the Total 2001 Revenues over $3,000,000 and (ii) if Total 2001 Revenues are at least $4,000,000, Earn-Out Payments in respect of Deemed 2001 Revenues shall be $1,000,000, unless, in each case, the Shareholders and Limited Partners elect, in a written notice to CoBiz signed by a majority in interest of the Shareholders and Limited Partners, taken as a single group, to apply all or a portion of the Deemed 2001 Revenues to the Earn-Out Payments for the year 2002, payable under Section 2.3.

2.3                               2002 Through 2005 Earn-Out Payments.  The Earn-Out Payment for each of the years 2002 through 2005 shall be based on the EBITDA of GMB for the year.  For that purpose, if Earn-Out Payments were made in respect of Deemed 2001 Revenues under Section 2.2, GMB’s revenue for purposes of calculating EBITDA for 2002 shall be decreased by (i) if the Total 2001 Revenues less any portion of the Deemed 2001 Revenues that the Shareholders and Limited Partners elected to apply to the year 2002 pursuant to Section 2.2 (the “Net 2001 Revenues”) were less than $4,000,000, the excess of Net 2001 Revenues over LSM 2001 Revenue and (ii) if the Net 2001 Revenues were at least $4,000,000, excess of $4,000,000 over LSM 2001 Revenues.  Earn-Out Payments for each of the years 2002 through 2005 shall equal the “applicable percentage” of the excess of GMB’s EBITDA for the year over $1,750,000.  The “applicable percentage” shall be 70% until cumulative Earn-Out Payments under this Section 2.3 total $4,500,000 and 50% thereafter.

2.4                               Payment.  The Earn-Out Payments in respect of LSM 2001 Revenues shall be made as soon as reasonably practicable after December 31, 2001 and in any event on or prior to January 31, 2002.  The Earn-Out Payments in respect of Deemed 2001 Revenues shall be made as soon as reasonably practicable after March 31, 2002 and in any event on or prior to April 30, 2002.  The Earn-Out Payments for each year under Section 2.3 shall be made as soon as reasonably practicable after the end of that year.  Each payment shall be made not later than the time that CoBiz publicly announces its earnings for the year or quarter to which the payment relates, and sooner if Revenues or EBITDA for the period can be reliably determined.

2.5                               Adjustments.  If, after any Earn-Out Payments are made, the Revenues or EBITDA of GMB for the relevant period are adjusted in order to comply with GAAP as a result of any audit or, with respect to the Deemed 2001 Revenues, any review of CoBiz’s financial statements by its independent auditors or any regulatory examination, the Earn-Out Payments shall be recalculated and appropriate adjusting payments shall be made to or by the Shareholders and the Limited Partners.  If the Shareholders and the Limited Partners disagree with any adjustments proposed to be made under this Section 2.5, they shall have an opportunity to meet with CoBiz and CoBiz’s independent auditors in order to discuss such adjustments and the proper application of the relevant accounting principles.  CoBiz will consider and cause its auditors to consider in good faith the position of the Shareholders and the Limited Partners with respect to such accounting issues.

2.6                               Responsibility for Earn-Out Payments.  CoBiz and Newco shall be jointly and severally liable for all Earn-Out Payments due to the Shareholders and the Limited Partners.  Any payments due from the Shareholders or the Limited Partners under Section 2.5 shall be the several obligations of the Shareholders and the Limited Partners.

2.7                               Earn-Out Statement; Right to Audit.  The Earn-Out Payments for each period shall be accompanied by a statement signed by an executive officer of CoBiz reflecting the calculation of the Earn-Out Payments in reasonable detail.  Each Shareholder and Limited Partner shall have the right, at his expense, to audit the books of GMB and, to the extent relevant, the books of CoBiz to verify the accuracy of the Earn-Out Payments; provided that only one audit shall be conducted by all Shareholders and Limited Partners in respect of the Earn-Out Payment for any given period All information obtained in any such audit shall be maintained in confidence and used only for the purpose contemplated by this Section 2.7.  Any such audit shall be conducted upon reasonable notice, during normal business hours and in a manner that does not unnecessarily or unreasonably interfere with the operations of GMB or CoBiz.  If, as a result of such audit, the Shareholders or Limited Partners believe that an additional Earn-Out Payment is due, they shall notify CoBiz and Newco in writing and shall provide CoBiz and Newco reasonably detailed information reflecting the basis for the additional payment claimed.  Within 10 days of receipt of that notice, CoBiz and Newco shall either pay the additional amount claimed or notify the Shareholders and the Limited Partners that CoBiz and Newco disagree with the claim, which notice shall specify the amount, if any, of the additional Earn-Out Payment that CoBiz and Newco agree is due.  If the parties are unable to resolve any disagreement within 10 days after a notice of disagreement is given by CoBiz and Newco, the matter shall be referred to an independent auditor mutually agreeable to the parties, whose determination shall be final and binding upon the parties.  CoBiz and Newco shall make any additional Earn-Out Payment that the independent auditor finds to be due within 10 days after the results of the audit are provided to the parties.  The Shareholders and Limited Partners shall pay for the initial audit unless the amount of the Earn-Out Payments ultimately made by CoBiz and Newco under this Section 2.7 in respect of the period under audit exceed the Earn-Out Payments initially made by CoBiz and Newco in respect of such period by more than 5%, in which case such audit shall be paid for by CoBiz and NewCo.  CoBiz and Newco shall pay the cost of any independent audit conducted to resolve a disagreement unless the independent audit reflects that the Shareholders and the Limited Partner are not entitled to an additional Earn-Out Payment that exceeds the amount that CoBiz and Newco agreed was due (as specified in their notice of disagreement) in which case the Shareholders and the Limited Partners will pay the cost of that independent audit.

2.8                               Non-Transferability of Right to Earn-Out Payments.  The rights of the Shareholders and the Limited Partners to receive Earn-Out Payments cannot be sold, assigned,

hypothecated or otherwise transferred except by will or pursuant to the laws of descent and distribution and except that the Shareholders and Limited Partners may assign some or all of their Earn-Out Payments to GMB Partners, LLC, a Delaware limited liability company. Any attempted transfer in violation of this provision shall be null and void and neither CoBiz nor Newco shall be bound to recognize any rights in the purported transferee.  In the event that CoBiz or Newco is uncertain as to the legal rights of any purported transferee or any other person claiming the right to receive Earn-Out Payments, it may withhold the Earn-Out Payments in question until it is presented with a court order establishing the rights of the parties and then pay the amount withheld, without interest, to the person entitled thereto in accordance with that order.  No transfer shall affect the rights of CoBiz and Newco to set off against Earn-Out Payments as provided in Section 7.6.

EXHIBIT A

DEFINITIONS

As used in this Agreement, the following terms have the indicated meanings:

“Acquisition Transaction” has the meaning given in Section 4.1 of this Agreement.

“Act” means the Colorado Business Corporation Act, as amended.

“Affiliate” means, as to any Person, another Person that controls, is controlled by or is under common control with such Person, and control means the power, directly or indirectly, by stock ownership, contract, family relationship, employment, position or otherwise, to significantly influence the business decisions of another Person.

“Agreement” has the meaning given in the first paragraph of this Agreement and Plan of Reorganization.

“Amendment Notice” has the meaning given in Section 3.3 of this Agreement.

“Approved Receivables” has the meaning given in Section 1.4 of this Agreement.

“Business Day” means any day other than a Saturday, Sunday or day on which banks located in Colorado are authorized or required to close.

“Charter Documents” means (i) as to a corporation, its articles of incorporation and bylaws, (ii) as to a partnership, its partnership agreement and (iii) as to a limited liability company, its articles of organization and operating agreement, in each case, as amended through the relevant date.

“Claim” has the meaning given in Section 7.5 of this Agreement.

“Client” means any Person with whom GMB has or has had an Engagement Agreement since January 1, 1998.

“Closing” has the meaning given in Section 1.6.1 of this Agreement.

“Closing Date” has the meaning given in Section 1.6.1 of this Agreement.

“CoBiz” has the meaning given in the first paragraph of this Agreement and Plan of Reorganization.

“CoBiz Disclosure Schedule” has the meaning given in Section 3.2 of this Agreement.

“CoBiz Stock” means the common stock, $.01 par value, of CoBiz.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Confidential Information means any information concerning CoBiz, Newco, Holdings or GMB or any of their respective Affiliates (a “Disclosing Entity”) that is not ordinarily provided to persons who are not employees of such Disclosing Entity except pursuant to a confidentiality agreement, provided that any information that is or becomes publicly know other than as a result of a breach of Section 9.3 of this Agreement shall not be or shall cease to be Confidential Information.

 “Company Filings” has the meaning given in Section 1.7 of Exhibit E of this Agreement.

 “Deemed 2001 Revenues” has the meaning given in Section 2.2 of this Agreement.

“Disclosure Schedule” has the meaning given in Section 3.2 of this Agreement.

“Earn-Out Payments” has the meaning given in Section 2.1 of this Agreement.

“EBITDA” means GMB’s earnings before interest, taxes, depreciation and amortization, determined in accordance with GAAP and the principles established in Exhibit J.

“Effective Time” has the meaning given in Section 1.6.2 of this Agreement.

“Employment Agreements” means the Employment Agreements to be entered into at the Closing between Newco and each of Messrs. Green, Bunch and Henson in the form annexed as Exhibit K.

“Engagement Agreement” means an agreement between GMB and any Person pursuant to which GMB agrees to provide financial advisory services to such Person, including, without limitation, valuation services, services in connection with the purchase or sale of assets, a business or an entity and services in connection with obtaining debt or equity financing.

“ERISA” has the meaning given in Section 1.6.2 of Exhibit D this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

“Fair Market Value” of the CoBiz Stock, as of any date, means the average of the closing prices of the CoBiz Stock, as reported by Nasdaq, for the 30 trading days ending with the third trading day prior to that date.

“Financial Statements” has the meaning given in Section 1.3.1 of Exhibit D of this Agreement.

“Fully Diluted Shares” means, as to any class or series of shares of capital stock of a corporation and as of any date, the number of shares of such class or series then outstanding plus the number of shares issuable upon exercise or conversion of all then outstanding options, warrants, convertible securities or other rights to purchase or acquire shares of such class or series, whether or not then exercisable or in-the-money.

“GAAP” means the generally accepted accounting principles consistently applied from period to period.

“GMB” has the meaning given in the first paragraph of this Agreement.

“GMB Compensation Plan” means the unwritten compensation plan of GMB and Holdings in place as of the date this Agreement, a summary of which is set forth on Exhibit L.

“GMB Disclosure Schedule” has the meaning given in Section 3.1 of this Agreement.

“GMB Parties” has the meaning given in Section 3.1 of this Agreement.

“GMB Securities” has the meaning given in Section 1.3.1 of Exhibit D of this Agreement.

“Governmental Authority” means any court, administrative agency or commission or other foreign, federal, state or local governmental authority or instrumentality.

“GP Units” has the meaning set forth in the Partnership Agreement.

“Holdings” has the meaning given in the first paragraph of this Agreement.

“Holdings Stock” means the common stock, no par value, of Holdings.

“Incentive Compensation Plan” means the Incentive Compensation Plan in the form annexed as Exhibit M to be adopted by Newco at the Closing.

“Income Tax” means any Tax (including any interest, addition to Tax or penalty) based upon or computed by reference to income or profits, and any corporate franchise Tax.

“Income Tax Return” means any Tax Return relating to an Income Tax.

“Indemnifying Party” has the meaning given in Sections 7.1 and 7.2 of this Agreement.

“Indemnitee” has the meaning given in Sections 7.1 and 7.2 of this Agreement.

“Licenses” has the meaning given in Section 1.4.9 of Exhibit D of this Agreement.

“Liens” means all liens, pledges, security interests, mortgages, claims, charges and encumbrances.

“Limited Partners” has the meaning given in paragraph A of the Recitals to this Agreement.

“Loss” means all liabilities (whether known or unknown, matured or unmatured, stated or unstated, fixed or contingent), obligations, damages of any kind, judgments, Liens, injunctions, charges, orders, decrees, rulings, demands, claims, losses, assessments, Taxes, fines, penalties, expenses, fees, costs, and amounts paid in settlement (including reasonable attorneys’ and expert witness fees and disbursements in connection with investigating, defending or settling any action or threatened action).

“LP Units” has the meaning given in paragraph B of the Recitals to this Agreement and is further defined in the Partnership Agreement.

“LSM 2001 Revenues” has the meaning given in Section 2.2 of this Agreement.

“Material Contracts” has the meaning given in Section 1.4.4 of Exhibit D of this Agreement.

“Material Adverse Effect” means any effect or change that does have, or would reasonably be expected to have, a material adverse effect on the assets, business, condition (financial or other) or operating results of a specified Person and its subsidiaries, taken as a whole.

“Merger” has the meaning given in paragraph B of the Recitals to this Agreement.

“Merger Consideration” has the meaning given in Section 1.2 of this Agreement.

“Net 2001 Revenues” has the meaning given in Section 2.3 of the Agreement.

“Newco” has the meaning given in the first paragraph of this Agreement.

“Newco Class A Stock” means the Class A Common Stock of Newco having no par value.

“Newco Class B Stock” means the Class B Common Stock of Newco having no par value.

“Noncompetition Agreement” means the Non-Competition and Non-Solicitation Agreements to be entered into at the Closing among CoBiz and Newco, on the one hand, and each of Messrs. Green, Bunch and Henson, on the other, in the form annexed hereto as Exhibit N.

“Partnership Agreement” means the Limited Partnership Agreement of GMB, dated January 1, 1994, as amended.

“Person” means an individual, and any corporation, partnership, trust, limited liability company, association, governmental authority or any other entity.

“Personal Property Lease” means any lease of personal property that is not required to be capitalized for accounting purposes.

“Plan of Merger” has the meaning given in Section 1.2 of this Agreement.

“Plans” has the meaning given in Section 1.6.2 of Exhibit D of this Agreement.

“Premises” means the facilities GMB occupies at 3600 Republic Plaza, 370 17th Street, Denver, Colorado 80202.

“Premises Lease” means the real property lease dated January 18, 1990, between GMB and BCE Development Properties, Inc., as subsequently amended, most recently by the Seventh Amendment of Lease dated June 24, 1998, between GMB and Brookfield Republic Inc. pursuant to which GMB occupies the Premises.

“Principals” has the meaning given in Section 1.4.9 of Exhibit D of this Agreement.

“Registration Rights Agreement” means the agreement annexed as Exhibit O be entered into by CoBiz and the Shareholders at the Closing giving the Shareholders the right in certain circumstances to require CoBiz to register the shares of CoBiz Stock issuable in the Merger under the Securities Act.

“Revenues” means the gross revenues of GMB, determined and recognized in accordance with GAAP, excluding any amounts accrued on account of expenses and other amounts for which GMB is entitled to be reimbursed by a client or other third Party.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

“Self-Regulatory Organization” has the meaning set forth in Section 3(a)(26) of the Exchange Act.

“Shareholders” has the meaning given in paragraph A of the Recitals to this Agreement.

“Shareholders Agreement” means the agreement annexed as Exhibit P be entered into by CoBiz, Newco and the Limited Partners at the Closing to establish certain rights and obligations with respect to the Newco Stock.

“Shares” has the meaning given in Section 1.7.3 of Exhibit D of this Agreement.

“Tax” means any federal, state or local tax or any foreign tax (including, without limitation, any net income, gross income, profits, premium, estimated, excise, sales, value added, services, use, occupancy, gross receipts, franchise, license, ad valorem, severance, capital levy, production, stamp, transfer, withholding, employment, unemployment, social security (including FICA), payroll or property tax, customs duty, or any other governmental charge or assessment), together with any interest, addition to tax, or penalty.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Total 2001 Revenues” has the meaning given in Section 2.2 of the Agreement.

“Transaction Agreements” means this Agreement, the Noncompetition Agreements, the Employment Agreements, the Registration Rights Agreement, the Shareholders Agreement and all other instruments and agreements executed and delivered pursuant to this Agreement.

EXHIBIT J

CALCULATION OF EBITDA

The calculation of EBITDA shall be prepared on a basis consistent with the prior calculations of EBITDA prepared by GMB and submitted to representatives of CoBiz.  As CoBiz assumes responsibilities for administrative or other services of GMB, CoBiz and a representative of the Shareholders and Limited Partners shall agree on the appropriate expense to be allocated to GMB for such services; provided, however, that any direct costs attributable to GMB, including but not limited to annual external audits, tax preparation, benefits costs, CoBiz communications (hourly billed rates) will be direct pass through costs to GMB.  As of the Effective Time, the parties have agreed on the following services to be assumed by CoBiz and the expenses allcoated to GMB for those services:

Description of Service	Annual Charges

Accounting Internal Audit Human Resources	$44,000 to be increased or decreased based upon increases or decreases in headcount

SUPPLEMENTAL MATERIALS RELATING TO

ACQUISITION OF FINANCIAL DESIGNS LTD.

Attached please find the relevant sections of the following documents from the acquisition of Financial Designs Ltd. relating to contingent consideration:

1.                                       Amendment to acquisition agreement dated December 31, 2004 (including relevant annex thereto); and

2.                                       Acquisition agreement dated as of April 14, 2003 (including relevant exhibits thereto).

EXECUTION COPY

AMENDMENT TO

MERGER AGREEMENT

THIS AMENDMENT TO MERGER AGREEMENT (the “Amendment”) is entered into as of the 31st day of December, 2004 (the “Effective Date”) among CoBiz Inc., a Colorado corporation (“CoBiz”), Financial Designs Ltd., a Colorado corporation, and J. Dave Hunter, as the FDL Parties’ Agent (as defined in the Merger Agreement described in the recitals below) (all of the foregoing are referred to herein as the “Parties”).  Unless otherwise defined herein, all defined terms shall have the meanings set forth in the Merger Agreement described in the recitals below.

RECITALS

WHEREAS, J. Dave Hunter, Gerald L. Middel, James E. Cleary, Scott McGraw and Karen Cecile (collectively, the “Shareholders”), CoBiz, Financial Designs Ltd. and CoBiz Connect, Inc. are parties to an Agreement and Plan of Merger dated as of April 14, 2003 (the “Merger Agreement”), pursuant to which Financial Designs Ltd. merged with and into CoBiz Connect, Inc. and CoBiz Connect, Inc. changed its name to Financial Designs Ltd.;

WHEREAS, pursuant to Section 10.16(a) of the Merger Agreement, the Shareholders appointed J. Dave Hunter to serve as FDL Parties’ Agent, with the power to, among other things, amend or otherwise modify the Merger Agreement on behalf of the Shareholders;

WHEREAS, the Merger Agreement provides for certain Earn-Out Payments to be made to the Shareholders;

WHEREAS, in calculating the Earn-Out Payments due to the Shareholders under the Merger Agreement, the Parties have encountered circumstances that were not contemplated at the time the Merger Agreement was executed; and

WHEREAS, the Parties desire to enter into this Amendment to correct and amend the Merger Agreement as provided herein.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing recitals, other valuable consideration, receipt of which is hereby acknowledged, and the mutual conditions and obligations set forth herein, the Parties agree as follows:

ARTICLE I

AMENDMENTS

1.1                                 Defined Terms.  The following defined term is hereby added to Exhibit A to the Merger Agreement:

“High Water Mark” for any calendar year means the greater of $2.8 million or the highest EBITDA of the Surviving Corporation in any prior calendar year starting with 2004.

1.2                                 Earn-Out Payments.  Sections 2.1, 2.2 and 2.8 of the Merger Agreement are amended and restated in their entirety as follows:

2.1.  Structure.  In addition to the other consideration payable in the Merger, the Shareholders will be entitled to receive earn-out payments determined and payable as provided in this Section 2 (the “Earn-Out Payments”).  All Earn-Out Payments will be made 50% in cash and 50% in CoBiz Stock valued at its Fair Market Value as of the date that CoBiz announces its earnings for the year in respect of which the Earn-Out Payment is made.  The Earn-Out Payments will be calculated separately for each of the calendar years 2003 through 2007 (the “Earn-Out Period”).  The Earn-Out Payments will be made to the Shareholders in proportion to the Shareholders’ respective ownership of FDL Stock immediately prior to the Closing.  The rights of the Shareholders to receive the Earn-Out Payments will arise automatically at the Effective Time without further act by CoBiz or CoBiz Connect.

2.2  Amount.

2.2.1                        Earn-Out Payment in Respect of 2003 Calendar Year.  The Earn-Out Payment in respect of the 2003 calendar year will equal five times any excess of up to $1 million of 2003 EBITDA over $500,000, and seven times any excess of 2003 EBITDA over $1,500,000.  In calculating the Earn-Out Payment in respect of 2003, 2003 EBITDA for the Surviving Corporation will be based on the entire calendar year, regardless of the Closing Date.

2.2.2                        Earn-Out Payment in Respect of 2004 Calendar Year.  The Earn-Out Payment in respect of the 2004 calendar year will be calculated as follows:

(a)   If 2004 EBITDA is less than or equal to 2003 EBITDA, then the Shareholders shall not be entitled to receive an Earn-Out Payment; and

(b)   If 2004 EBITDA is greater than 2003 EBITDA, the Earn-Out Payment shall equal the sum of (i) five times any excess of up to $1 million of 2004 EBITDA over 2003 EBITDA, and (ii) seven times the remainder of any excess (i.e. any excess of over $1 million) of 2004 EBITDA over 2003 EBITDA.

2.2.3                        Earn-Out Payment in Respect of the 2005 Calendar Year.  The Earn-Out Payment in respect of the 2005 calendar year will be calculated as follows:

(a)   If 2005 EBITDA is greater than the High Water Mark for 2005, the Earn-Out Payment shall equal the sum of (i) the excess, if any, of $2.8 million over 2004 EBITDA, plus (ii) five times any excess of up to $1 million of 2005 EBITDA over the High Water Mark for 2005, plus (iii) seven times the remainder of any excess (i.e. any excess of over $1 million) of 2005 EBITDA over the High Water Mark for 2005;

(b)   If 2005 EBITDA is less than or equal to the High Water Mark for 2005, but greater than 2004 EBITDA, the Earn-Out Payment in respect of such year shall be equal to the excess of 2005 EBITDA over 2004 EBITDA; and

(c)   If 2005 EBITDA is lower than or equal to 2004 EBITDA, then no Earn-Out Payment shall be due.

2.2.4                        Earn-Out Payment in Respect of the 2006 Calendar Year.  The Earn-Out Payment in respect of the 2006 calendar year will be calculated as follows:

(a)   If 2006 EBITDA is greater than the High Water Mark for 2006, the Earn-Out Payment shall equal the sum of (i) the excess, if any, of $2.8 million over the higher of 2004 EBITDA or 2005 EBITDA, plus (ii) five times any excess of up to $1 million of 2006 EBITDA over the High Water Mark for 2006, plus (iii) seven times the remainder of any excess (i.e. any excess of over $1 million) of 2006 EBITDA over the High Water Mark for 2006;

(b)   If 2006 EBITDA is less than or equal to the High Water Mark for 2006, but greater than the higher of 2004 EBITDA and 2005 EBITDA, the Earn-Out Payment shall be equal to the excess of 2006 EBITDA over the higher of 2004 EBITDA or 2005 EBITDA; and

(c)   If 2006 EBITDA is lower than or equal to the higher of 2004 EBITDA and 2005 EBITDA, then no Earn-Out Payment shall be due.

2.2.5                        Earn-Out Payment in Respect of the 2007 Calendar Year.  The Earn-Out Payment in respect of the 2007 calendar year will equal any excess of 2007 EBITDA, over the greater of (a) $3.5 million, or (b) the High Water Mark for 2007.

2.2.6                        Examples.  Annex A to this Agreement contains several examples illustrating the calculation of the Earn-Out Payments under this Section 2.

2.8.  Change of Control Transaction.  Immediately prior to the closing of any Change of Control Transaction that occurs during the Earn-Out Period, CoBiz will make an Earn-Out Payment to the Shareholders equal to the amount calculated in accordance with Section 2.2, assuming that EBITDA continues to increase during the then current and any remaining years of the Earn-Out Period at an annual growth rate of 20%; provided, however, that the payment in respect of the calendar year in which the Change of Control Transaction occurs shall not be less than the Earn-Out Payment calculated for that calendar year based on EBITDA through the date of the Change of Control Transaction.  Following the payment under this Section 2.8, the Shareholders will have no rights to receive any further Earn-Out Payments.

1.3                                 Total Amount of Earn-Out Payments.  Notwithstanding anything to the contrary contained in this Amendment or the Agreement, if the total amount of Earn-Out Payments that would have been payable under the Agreement giving effect to the changes made by this Amendment are greater than the total amount of Earn-Out Payments that would have been payable under the Agreement if the amendments set forth in this Amendment had not been made, then the amount of the Earn-Out Payment in respect of the 2007 calendar year shall be reduced by an amount that will cause the total amount of Earn-Out Payments paid by CoBiz to equal the amount that would have been payable if the changes made by this Amendment had not been made.

1.4                                 Annex A.  Annex A to this Amendment is hereby added as Annex A to the Agreement.

ANNEX A

EXAMPLES OF EARN-OUT PAYMENT CALCULATIONS

ANNEX A

Earn-Out Payment Calculation Examples

The following examples illustrate the calculation of the Earn-Out Payments following the amendments to the Merger Agreement contemplated by this Amendment. Unless otherwise specified herein, all section references are references to the Merger Agreement (as amended by this Amendment) and all defined terms are as defined in the Merger Agreement (as amended by this Amendment).

Example #1

2003 EBITDA = $3,485,439	§2.2.2(a)—2004 EBITDA is less than 2003 EBITDA so Earn-Out Payment for 2004 is zero.

2004 EBITDA = $1,300,000

§2.2.3(a)—2005 EBITDA is greater than High Water Mark (hereafter, "HWM") for 2005 ($2.8 million) so Earn-Out Payment for 2005 equals $2 million [(i) $2.8 million—2004 EBITDA plus (ii) 5 * ($2.9 million—2005 HWM)].

2005 EBITDA = $2,900,000	§2.2.4(a)—2006 EBITDA is greater than 2006 HWM ($2.9 million), so Earn-Out Payment for 2006 equals $5.7 million [(i) 5 * ($3.9 million—2005 EBITDA) plus (ii) 7 * ($4 million—$3.9 million)].

2006 EBITDA = $4,000,000	§2.2.5(b)—2007 EBITDA is greater than higher of $3.5 million or 2007 HWM ($4 million) so Earn-Out Payment for 2007 equals $200,000 [2007 EBITDA—2007 HWM].

2007 EBIDTA = $4,200,000

Total Earn-Out Payments for 2004 through 2007	$7.9 million

Example #2

2003 EBITDA = $3,485,439	§2.2.2(b)—2004 EBITDA is greater than 2003 EBITDA, so Earn-Out Payment for 2004 is $2,572,805 [5 * (2004 EBITDA—2003 EBITDA)].

2004 EBITDA = $4,000,000	§2.2.3(c)—2005 EBITDA is less than 2004 EBITDA, so Earn-Out Payment for 2005 is zero.

2005 EBITDA = $3,800,000	§2.2.4(c)—2006 EBITDA is lower than higher of 2004 and 2005 EBITDA, so Earn-Out Payment for 2006 is zero.

2006 EBITDA = $3,950,000	§2.2.5(b)—2007 EBITDA is less than greater of $3.5 million or 2007 HWM ($4 million), so Earn-Out Payment for 2007 is zero.

2007 EBITDA = $2,975,000

Total Earn-Out Payments for 2004 through 2007	$2,572,805

Example #3

2003 EBITDA = $3,485,439	§2.2.2(a)—2004 EBITDA is less than 2003 EBITDA, so Earn-Out Payment for 2004 is zero.

2004 EBITDA = $1,500,000	§2.2.3(b)—2005 EBITDA is less than 2005 HWM ($2.8 million), but greater than 2004 EBITDA, so Earn-Out Payment for 2005 is $1 million [2005 EBITDA—2004 EBITDA].

2005 EBITDA = $2,500,000	§2.2.4(b)—2006 EBITDA is less than 2005 HWM ($2.8 million), but greater than higher of 2004 or 2005 EBITDA, so Earn-Out Payment for 2006 is $200,000 [2006 EBITDA—2005 EBITDA].

2006 EBITDA = $2,700,000	§2.2.5(a)—2007 EBITDA is more than greater of $3.5 million or 2007 HWM ($2.8 million) so Earn-Out Payment for 2007 is $200,000 [2007 EBITDA—$3.5 million].

2007 EBITDA = $3,700,000

Total Earn-Out Payments for 2004 through 2007	$1.4 million

Example #4

2003 EBITDA = $3,485,439	§2.2.2(a)—2004 EBITDA is less than 2003 EBITDA, so Earn-Out Payment for 2004 is zero.

2004 EBITDA = $1,500,000	§2.2.3(c)—2005 EBITDA is less than 2004 EBITDA, so Earn-Out Payment for 2005 is zero.

2005 EBITDA = $1,400,000

§2.2.4(a)—2006 EBITDA is higher than 2006 HWM ($2.8 million), so Earn-Out Payment is $7.7 million [(i) $2.8 million less higher of 2004 or 2005 EBITDA, plus (ii) 5 * ($3.8 million—2006 HWM), plus (iii) 7 * (2006 EBITDA—$3.8 million)].

2006 EBITDA = $4,000,000	§2.2.5(b)—2007 EBITDA is less than greater of $3.5 million or 2007 HWM ($4 million), so Earn-Out Payment for 2007 is zero.

2007 EBITDA = $3,800,000

Total Earn-Out Payments for 2004 through 2007	$7.7 million

Example #5

2003 EBITDA = $3,485,439	§2.2.2(a)—2004 EBITDA is less than 2003 EBITDA, so Earn-Out Payment for 2004 is zero.

2004 EBITDA = $1,500,000	§2.2.3(b)—2005 EBITDA is less than 2005 HWM ($2.8 million), but greater than 2004 EBITDA, so Earn-Out Payment for 2005 is $200,000 [2005 EBITDA—2004 EBITDA].

2005 EBITDA = $1,700,000	§2.2.4(c)—2006 EBITDA is less than higher of 2004 or 2005 EBITDA, so Earn-Out Payment for 2006 is zero.

2006 EBITDA = $1,500,000

§1.3 of the Amendment—Because total amount of Earn-Out Payments that would have been payable after giving effect to the changes made by the Amendment (Earn-Out Payment for 2005 of $200,000, plus Earn-Out Payment for 2007 of $1.3 million) is greater than the amount payable if such changes had not been made. Earn-Out Payment for 2007 is reduced to amount that would cause total amount of Earn-Out Payments to equal the amount payable if the changes made by the Amendment had not been made. The amount payable if the changes made by the Amendment had not been made would be $1 million [5 * (2005 EBITDA—2004 EBITDA)] so Earn-Out Payment for 2007 is $800,000 [$1 million less all Earn-Out Payments previously made].

2007 EBITDA = $4,800,000

Total Earn-Out Payments for 2004 through 2007	$1 million

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 14, 2003, is entered into by and among CoBiz Inc., a Colorado corporation (“CoBiz”), CoBiz Connect, Inc, a Colorado corporation (“CoBiz Connect” and, together with CoBiz, the “CoBiz Parties”), Financial Designs Ltd., a Colorado corporation (“FDL”), and J. Dave Hunter, Gerald L. Middel, James E. Cleary, Scott McGraw and Karen Cecile (the “Shareholders” and, together with FDL, the “FDL Parties”).

Recitals

A.                                   The Shareholders own 100% of the issued and outstanding stock of FDL.  CoBiz Connect is a wholly owned subsidiary of CoBiz.

B.                                     The Boards of Directors of the CoBiz Parties and FDL have determined that it is advisable and in the best interests of their respective shareholders for FDL to merge with and into CoBiz Connect (the “Merger”), with the outstanding shares of FDL being converted into a combination of cash, CoBiz Stock (capitalized terms not otherwise defined are used as defined in Exhibit A) and the right to receive Earn-Out Payments, all on the terms and conditions set forth in this Agreement.

C.                                     Upon the closing of the Merger, CoBiz Connect will change its name to Financial Designs Ltd.

D.                                    The parties intend that the Merger will qualify as a reorganization within the meaning of § 368(a)(2)(D) of the Code.

Agreement

Accordingly, in consideration of the premises and the mutual covenants set forth herein, the parties to this Agreement agree as follows:

SECTION 2
EARN-OUT PAYMENTS

[NOTE:  Sections 2.1, 2.2 and 2.8 have been omitted from this supplemental information, as such provisions were superseded by the Amendment to Merger Agreement dated as of December 31, 2004 set forth above.]

2.3                               Payment.  The Earn-Out Payments for each year of the Earn-Out Period will be made to the Shareholders’ Nominee, as set forth in Section 10.16, as soon as reasonably practicable after the end of that year.  Each payment will be made within 10 days after the later to occur of (a) the date when CoBiz publicly announces its earnings for the year to which the payment relates or (b) the date when the Corporation reliably determines or is informed of the amount of incentive compensation that it will receive for the year to which the payment relates from M Financial Holdings Incorporated (“M Financial”) under the Incentive Compensation Plan of M Financial.

2.4                               Adjustments.  If, after any Earn-Out Payments are made, the EBITDA of the Surviving Corporation for the relevant period is adjusted in order to comply with

GAAP as a result of any audit, any review of CoBiz’s financial statements by its independent auditors or any regulatory examination, the Earn-Out Payments will be recalculated and appropriate adjusting payments will be made to or by the Shareholders.  CoBiz will notify the FDL Parties’ Agent promptly of any issues regarding the calculation of EBITDA of the Surviving Corporation that are raised in any audit, review or examination.  If the Shareholders disagree with any adjustments proposed to be made under this Section 2.4, they will have an opportunity to meet with CoBiz and CoBiz’s independent auditors in order to discuss such adjustments and the proper application of the relevant accounting principles.  CoBiz will consider and cause its auditors to consider in good faith the position of the Shareholders with respect to such accounting issues.  In the event the parties are unable to agree upon such adjustments, either party may have such disagreement resolved pursuant to arbitration provided for in Section 10.1.  Notwithstanding the foregoing, the determination of EBITDA of the Surviving Corporation from and after the Closing Date will be made in a manner consistent with the pro forma financial statements of FDL for the period ended December 31, 2003 that are attached hereto as part of Exhibit I.

2.5                               Responsibility for Earn-Out Payments.  CoBiz and the Surviving Corporation will be jointly and severally liable for all Earn-Out Payments due to the Shareholders.  Any payments due from the Shareholders under Section 2.4 will be the several obligations of the Shareholders in proportion to their ownership of FDL Stock immediately prior to the Effective Time.

2.6                               Earn-Out Statement; Right to Audit.  The Earn-Out Payments for each period will be accompanied by a statement signed by an executive officer of CoBiz reflecting the calculation of the Earn-Out Payments in reasonable detail.  Each Shareholder will have the right, at his, her or its expense, to audit the books of the Surviving Corporation and, to the extent relevant, the books of CoBiz, each of which CoBiz will make or cause to be made reasonably available to the Shareholders, to verify the accuracy of the Earn-Out Payments; provided that only one audit will be conducted by all Shareholders in respect of the Earn-Out Payment for any given year.  All information obtained in any such audit will be maintained in confidence and used only for the purpose contemplated by this Section 2.6.  Any such audit will be conducted upon reasonable notice, during normal business hours and in a manner that does not unnecessarily or unreasonably interfere with the operations of the Surviving Corporation or CoBiz.  If, as a result of such audit, the Shareholders believe that an additional Earn-Out Payment is due, they will notify CoBiz and the Surviving Corporation in writing and will provide CoBiz and the Surviving Corporation reasonably detailed information reflecting the basis for the additional payment claimed.  Within 10 days of receipt of that notice, CoBiz and the Surviving Corporation will either pay the additional amount claimed or notify the Shareholders that CoBiz and the Surviving Corporation disagree with the claim, which notice will specify the amount, if any, of the additional Earn-Out Payment that CoBiz and the Surviving Corporation agree is due.  If the parties are unable to resolve any disagreement within 10 days after a notice of disagreement is given by CoBiz and the Surviving Corporation, the matter will be referred to an independent auditor mutually agreeable to the parties, whose determination will be final and binding upon the parties.  CoBiz and the Surviving Corporation will make any additional Earn-Out Payment that the independent auditor finds to be due within 10 days after the results of the audit are provided to the parties.  CoBiz and the Surviving Corporation will pay the cost of any independent audit conducted to resolve a disagreement unless the independent audit reflects that the Shareholders are not entitled to an additional Earn-Out Payment that exceeds the amount that CoBiz and the Surviving Corporation agreed was due (as specified in their notice of disagreement) in which case the Shareholders will pay the cost of that independent audit.

2.7                               Non-Transferability of Right to Earn-Out Payments.  The rights of the Shareholders to receive Earn-Out Payments cannot be sold, assigned, hypothecated or otherwise transferred except to any other Shareholder or by will or pursuant to the laws of descent and distribution.  Any attempted transfer in violation of this provision will be null and void and neither CoBiz nor the Surviving Corporation will be bound to recognize any rights in the purported transferee.  In the event that CoBiz or the Surviving Corporation in good faith is uncertain after consulting with outside legal counsel as to the legal rights of any purported transferee or any other person claiming the right to receive Earn-Out Payments, it may withhold the Earn-Out Payments in question until it is presented with a court order establishing the rights of the parties and then pay the amount withheld, without interest, to the person entitled thereto in accordance with that order.  No transfer will affect the rights of CoBiz and the Surviving Corporation to set off against Earn-Out Payments as provided in Section 7.6.

2.8                               Change of Control Transaction.  Immediately prior to the closing of any Change of Control Transaction that occurs during the initial two years of the Earn-Out Period (2003 and 2004), CoBiz will make an Earn-Out Payment to the Shareholders equal to the Earn-Out Payments anticipated to be received by the Shareholders during the remaining years of the Earn-Out Period as shown in the pro-forma attached hereto as part of Exhibit I; provided, however, that the payment for the calendar year in which the Change of Control Transaction occurs shall not be less than the Earn-Out Payment calculated for that calendar year based on the EBITDA of the Surviving Corporation through the date of the Change of Control Transaction.  Immediately prior to the closing of any Change of Control Transaction that occurs during the final two years of the Earn-Out Period (2005 and 2006), CoBiz will make an Earn-Out Payment to the Shareholders equal to the amount calculated in accordance with Section 2.2, assuming that the EBITDA of the Surviving Corporation continues to increase or decrease during the then current and any remaining years of the Earn-Out Period at the same average rate that it increased or decreased during the then completed years of the Earn-Out Period (assuming EBITDA of $500,000 in 2002); provided, however, that the payment for the calendar year in which the Change of Control Transaction occurs shall not be less than the Earn-Out Payment calculated for that calendar year based on the EBITDA of the Surviving Corporation through the date of the Change of Control Transaction.  For example, assuming that a Change of Control Transaction occurs in 2005, that EBITDA of the Surviving Corporation increased 25% in 2003 from 2002 and decreased 5% in 2004 from 2003, then the Earn-Out Payments for 2005 and 2006 would be calculated as set forth in Section 2.2 assuming that EBITDA of the Surviving Corporation increased 10% (the average of 25% and -5%) in 2005 and then another 10% in 2006.  Following the payment under this Section 2.8, the Shareholders will have no rights to receive any further Earn-Out Payments.

EXHIBIT A
DEFINITIONS

As used in this Agreement, the following terms have the indicated meanings:

 “Acquisition Transaction” has the meaning set forth in Section 4.1.

“Act” means the Colorado Business Corporation Act, as amended.

“Advisory Agreement” means an agreement between FDL and any Person pursuant to which FDL agrees to provide investment advisory services to such Person.

“Advisory Client” means any Person with whom FDL has, or as the context requires, has had an Advisory Agreement.

“Affiliate” means, as to any Person, another Person that controls, is controlled by or is under common control with such Person, and control means the power, directly or indirectly, by stock ownership, contract, family relationship, employment, position or otherwise, to significantly influence the business decisions of another Person.

“Agreement” has the meaning set forth in the Introduction.

“Amendment Notice” has the meaning set forth in Section 3.3.

“Business Day” means any day other than a Saturday, Sunday or day on which banks located in Colorado are authorized or required to close.

“Ceiling” has the meaning set forth in Section 7.4.

“Change of Control Transaction” means the first to occur of the following events: (i) any sale, lease, exchange, or other transfer (in one or a series of related transactions) of all or substantially all of the assets of CoBiz or the Surviving Corporation to any Person or group of related Persons as determined pursuant to Section 13(d) of the Exchange Act, other than to any of the Shareholders or to CoBiz or one or more of its Affiliates; (ii) any event pursuant to which any Person other than any of the Shareholders or CoBiz or any of its Affiliates acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of the combined voting power of the then outstanding voting securities of the Surviving Corporation; or (iii) any event pursuant to which any Person other than any Person other than a person who is an executive officer, director or 5% or greater shareholder of CoBiz as of the date of this Agreement, acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of the combined voting power of the then outstanding voting securities of CoBiz.

“Charter Documents” means as to any corporation, its articles of incorporation and bylaws, as amended through the relevant date.

“Claim” has the meaning set forth in Section 7.5.

“Closing” has the meaning set forth in Section 1.5.1.

“Closing Date” has the meaning set forth in Section 1.5.1.

“CoBiz” has the meaning set forth in the Introduction.

“CoBiz Connect” has the meaning set forth in the Introduction.

“CoBiz Disclosure Schedule” has the meaning set forth in Section 3.2.

“CoBiz Directors” has the meaning set forth in Section 8.2.

“CoBiz Parties” has the meaning set forth in the Introduction.

“CoBiz Stock” means the common stock, $.01 par value, of CoBiz.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Colorado Securities Act” has the meaning set forth in Section 4(c)(iv) of Exhibit C.

“Company Filings” has the meaning set forth in Section 6 of Exhibit D.

“Confidential Information” means any information concerning CoBiz, CoBiz Connect, FDL or any of their respective Affiliates that is not ordinarily provided to Persons who are not employees of the entity to which the Confidential Information relates except pursuant to a confidentiality agreement, provided that any information that is or becomes publicly known other than as a result of a breach of Section 9.3 of this Agreement will not be or will cease to be Confidential Information.

“Confidentiality Agreement” means the Confidentiality Agreement to be entered into at or before the Closing among CoBiz, the Surviving Corporation and the Shareholders in the form annexed as Exhibit N.

“Current Assets” has the meaning set forth in Section 1.4.

“Current Liabilities” has the meaning set forth in Section 1.4.

“Disclosure Schedule” has the meaning set forth in Section 3.1.

“Earn-Out Payments” has the meaning set forth in Section 2.1.

“Earn-Out Period” has the meaning set forth in Section 2.1.

“EBITDA” means the Surviving Corporation’s earnings before interest, taxes, depreciation and amortization, determined in accordance with GAAP (as it exists on the Closing Date), subject to the provisions established in Exhibit I and Section 2.

“Effective Time” has the meaning set forth in Section 1.5.2.

“Employment Agreements” means the Employment Agreements to be entered into at or before the Closing between the Surviving Corporation and each of the Shareholders in the forms annexed as Exhibit J.

“ERISA” has the meaning set forth in Section 6(b) of Exhibit C.

“ERISA Affiliate” is any Person that is a member of a controlled group with any other Person as determined under Section 4001(a)(14) of ERISA and Sections 414(b) and (c) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

“Fair Market Value” of the CoBiz Stock means the average of the closing prices of the CoBiz Stock, as reported by Nasdaq (or, if the CoBiz Stock is not then traded on Nasdaq, on the principal stock exchange or over-the-counter market on which the CoBiz Stock is traded), for the 90 trading days ending with the third trading day prior to the date as of which Fair Market Value is to be determined.  If at anytime the CoBiz Stock is not traded on Nasdaq, by any securities exchange or over-the-counter market, then the “Fair Market Value” shall be the fair market value of such security determined jointly by CoBiz and the FDL Parties’ Agent.  If such parties are unable to reach agreement within a reasonable period of time, then such fair market value shall be determined by an independent appraiser experienced in valuing securities jointly selected (or, if they are unable to agree, selected by arbitration) and paid for by such parties.

“FDL” has the meaning set forth in the Introduction.

“FDL Disclosure Schedule” has the meaning set forth in Section 3.1.

“FDL Parties” has the meaning set forth in the Introduction.

“FDL Parties’ Agent” has the meaning set forth in Section 10.16(a).

“FDL Stock” means the Class A and Class B common stock, each having no par value, of FDL.

“Financial Statements” has the meaning set forth in Section 3(a) of Exhibit C.

“Floor” has the meaning set forth in Section 7.4.

“Fully Diluted Shares” means, as to any class or series of shares of capital stock of a corporation and as of any date, the number of shares of such class or series then outstanding plus the number of shares issuable upon exercise or conversion of all then outstanding options, warrants, convertible securities or other rights to purchase or acquire shares of such class or series, whether or not then exercisable or in-the-money.

“GAAP” means the generally accepted accounting principles consistently applied from period to period.

“Governmental Authority” means any court, administrative agency or commission or other foreign, federal, state or local governmental authority or instrumentality.

“Income Tax” means any Tax (including any interest, addition to Tax or penalty) based upon or computed by reference to income or profits, and any corporate franchise Tax.

“Income Tax Return” means any Tax Return relating to an Income Tax.

“Indemnifying Party” has the meaning set forth in Section 7.1 and7.2.

“Indemnitee” has the meaning set forth in Section 7.1 and 7.2.

“Insurance Agency Agreements” has the meaning set forth in Section 4(b)(ii) of Exhibit C.

“Insurance Cooperative Agreements” has the meaning set forth in Section 4(b)(i) of Exhibit C.

“Investor Representation Letter” means the Investor Representation Letter to be executed at or before the Closing by Karen Cecile in the form annexed as Exhibit O.

“Licenses” has the meaning set forth in Section 4(i) of Exhibit C.

“Liens” means all liens, pledges, security interests, mortgages, claims, charges and encumbrances and all options or other rights to purchase or otherwise acquire an interest.

“Loss” means all liabilities (whether known or unknown, matured or unmatured, stated or unstated, fixed or contingent), obligations, damages of any kind, judgments, Liens, injunctions, charges, orders, decrees, rulings, demands, claims, losses, assessments, Taxes, fines, penalties, expenses, fees, costs, and amounts paid in settlement (including reasonable attorneys’ and expert witness fees and disbursements in connection with investigating, defending or settling any action or threatened action).  For purposes of Section 7.2, any diminution in the value of FDL as compared to the value it would have had if a representation or warranty of the FDL Parties had not been breached will constitute a Loss.

“M Financial” has the meaning set forth in Section 2.3.

“M Financial Agreement” has the meaning set forth in Section 5.1(g).

“M Financial Stock” has the meaning set forth in Section 8.6.

“Material Adverse Effect” means any effect or change that does have, or would reasonably be expected to have, a material adverse effect on the assets, business,

condition (financial or other), operating results or prospects of a specified Person and its subsidiaries, taken as a whole.

“Material Contracts” has the meaning set forth in Section 4(e) of Exhibit C.

“Merger” has the meaning set forth in Recital B.

“Merger Consideration” has the meaning set forth in Section 1.1.

“Non-Solicitation Agreement” means the Non-Solicitation Agreements to be entered into at or before the Closing among CoBiz, the Surviving Corporation and each of the Shareholders in the forms annexed as Exhibit K.

“Person” means an individual, and any corporation, partnership, trust, limited liability company, association, governmental authority or any other entity or organization.

“Personal Property Lease” means any lease of personal property that is not required to be capitalized for accounting purposes.

“Plan of Merger” has the meaning set forth in Section 1.1.

“Plans” has the meaning set forth in Section 6(a) of Exhibit C.

“Premises” means the facilities FDL occupies at 1775 Sherman Street, Suite 1800, Denver, Colorado 80203.

“Premises Lease” means the real property lease dated January 18, 2001 between FDL and Massachusetts Mutual Life Insurance Company, as amended by a First Amendment to Lease dated November 2001, pursuant to which FDL occupies the Premises.

“PVFP Account” has the meaning set forth in Section 8.6.

“Qualifying M Shareholders” has the meaning set forth in Section 8.6(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

“Self-Regulatory Organization” has the meaning set forth in Section 3(a)(26) of the Exchange Act.

 “Shareholder Directors” has the meaning set forth in Section 8.2.

“Shareholders” has the meaning set forth in the Introduction.

“Shareholders’ Nominee” has the meaning set forth in Section 10.16(b).

 “Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” means any federal, state or local tax or any foreign tax (including, without limitation, any net income, gross income, profits, premium, estimated, excise, sales, value added, services, use, occupancy, gross receipts, franchise, license, ad valorem, severance, capital levy, production, stamp, transfer, withholding, employment, unemployment, social security (including FICA), payroll or property tax, customs duty, or any other governmental charge or assessment), together with any interest, addition to tax, or penalty.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transaction Agreements” means this Agreement, the Employment Agreements, the Non-Solicitation Agreements, the Transfer Agreement, the Confidentiality Agreement and all other instruments and agreements executed and delivered pursuant to this Agreement.

“Transfer Agreement” means the Transfer Agreement to be entered into at or before the Closing among CoBiz, the Surviving Corporation and the Shareholders in the form annexed as Exhibit H.

EXHIBIT I
CALCULATION OF EBITDA

The calculation of EBITDA for 2003 will be made as specified in Section 2.2 based on the entire calendar year, with EBITDA for the Surviving Corporation for 2003 being the EBITDA of FDL for the period from January 1, 2003 to the Closing Date and the EBITDA of the Surviving Corporation for the period from and after the Closing Date through December 31, 2003 being determined in a manner consistent with the pro forma financial statements of FDL for the period ended December 31, 2003 that are attached hereto as part of this Exhibit I.  CoBiz and the FDL Parties’ Agent will from time to time agree on any appropriate adjustment to EBITDA of the Surviving Corporation for the period from and after the Closing Date to reflect the principle that the calculation of EBITDA will not include any revenues of CoBiz Connect earned prior to the Closing Date or any expenses associated therewith (except for any revenues earned or expenses incurred by the Surviving Corporation in its capacity as the successor in interest to FDL, which shall be included in the calculation of EBITDA), and shall not include any liabilities of CoBiz Connect that relate exclusively to periods prior to the Closing Date (except for any liabilities of CoBiz Connect incurred in its capacity as the successor in interest to FDL, which shall be included in the calculation of EBITDA).

Subject to the immediately preceding paragraph, the calculation of EBITDA for the period from and after the Closing Date will be based on the financial statements prepared for the Surviving Corporation in accordance with GAAP, except EBITDA of the Surviving Corporation will not include any overhead expenses of CoBiz, even if CoBiz assumes responsibilities for administrative or other services of the Surviving Corporation, or any expense allocations of CoBiz or CoBiz Connect relating to the acquisition of FDL by CoBiz.  However, any direct costs (other than audit fees) incurred by CoBiz attributable to the Surviving Corporation, including but not limited to benefits costs, CoBiz communications (hourly billed rates), information technology support and service and human resources will be direct pass through costs without mark-up to the Surviving Corporation.  In addition, the calculation of EBITDA will not include any expense allocations relating to the acquisition of FDL by CoBiz.

During the Earn-Out Period, if CoBiz acquires any business that conducts substantially the same business as then conducted by the Surviving Corporation, then CoBiz and the FDL Parties’ Agent will negotiate in good faith to determine the appropriate impact of the acquisition on the calculations of EBITDA, such that the acquisition is accretive to the earnings of both CoBiz and the Surviving Corporation.

In the event the provisions of Section 2.7 of the Agreement become applicable because of a Change of Control Transaction, the Earn-Out Payment due at the closing of the transaction will be as set forth in Section 2.8 of the Agreement.

In calculating EBITDA, the actual amount received by the Surviving Corporation under the M Financial Incentive Compensation Plan for the year will be substituted for any amount that has been accrued for the year.

Any accounting method changes (excluding any change from cash basis to accrual basis accounting) or changes in GAAP subsequent to the Closing will not be considered in the calculation of EBITDA.

[NOTE:  The pro forma financial statements described above have been omitted from this supplemental information, as such information is no longer material to the calculation of the contingent consideration and has been substantially superseded by the Amendment to Merger Agreement dated as of December 31, 2004 set forth above.]